Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 26, 2015, by and among Xiamen Insight Investment Co., Ltd., a joint stock company established and existing under the laws of the People’s Republic of China (“Parent”), and Xueda Education Group, an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands (the “Company”).

WITNESSETH

WHEREAS, following the execution of this Agreement, Parent shall form an exempted company with limited liability under the laws the Cayman Islands as a new wholly-owned subsidiary of Parent (“Merger Sub”), and cause Merger Sub to join this Agreement.

WHEREAS, Parent and the Company intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, as of the date of this Agreement, the Company operates substantially all of its business in the PRC (as defined below) through Beijing Xueda Information Technology Co., Ltd., a limited liability company established and existing under the laws of the PRC (the “VIE”), by way of Control Agreements (as defined below) entered into between the VIE, on the one hand, and each of the VIE Shareholders (as defined below) and, as applicable, Xuecheng Century (Beijing) Information Technology Co., Ltd., an indirect wholly-owned subsidiary of the Company organized as a wholly foreign owned enterprise under PRC laws (“WFOE”), on the other hand, and all of the equity interests of the VIE are collectively held by the VIE Shareholders.

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of an independent committee of the Company Board (the “Independent Committee”), has unanimously (i) determined that it is fair to and in the best interests of the Company and its shareholders (other than holders of the Founder Securities (as defined below)) to enter into this Agreement, the Plan of Merger (as defined below) and the Termination Agreement (as defined below), (ii) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the Termination Agreement and the execution, delivery and performance by each of the VIE Shareholders of the Equity Transfer Agreements, and the consummation of the Transactions (as defined below), including the Merger, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger, the Termination Agreement and the Transactions, including the Merger, by the shareholders of the Company at the Company Shareholders Meeting (as defined below).

WHEREAS, as an inducement to Parent and Merger Sub to enter into this Agreement and to consummate the Transactions, simultaneously with the execution and delivery of this Agreement, each Founder Shareholder (as defined below) has executed and delivered to Parent a support agreement (the “Support Agreement”), pursuant to which such Founder

Shareholder will, subject to the terms and conditions thereof, (i) vote its, his or her Founder Shares (as defined below) and Founder ADSs (as defined below) in favor of the authorization and approval of this Agreement, the Plan of Merger, the Termination Agreement and the Transactions, including the Merger, at the Company Shareholders Meeting and (ii) perform its, his or her obligations under the Termination Agreement and the Equity Transfer Agreement to which he or she is a party.

WHEREAS, as an inducement to Parent and Merger Sub to enter into this Agreement and to consummate the Transactions, simultaneously with the execution and delivery of this Agreement, all parties to the Control Agreements have executed and delivered to Parent a Termination Agreement (the “Termination Agreement”), pursuant to which the Control Agreements will be terminated in their entirety, such termination to be effective immediately upon the satisfaction of the conditions set forth in the Termination Agreement.

WHEREAS, as an inducement to Parent and Merger Sub to enter into this Agreement and to consummate the Transactions, simultaneously with the execution and delivery of this Agreement, each VIE Shareholder has executed and delivered to the Company an Equity Transfer Agreement (which shall be held in escrow by the external PRC legal counsel of the Company until satisfaction of all conditions for equity transfer under the Termination Agreement) (collectively the “Equity Transfer Agreements”), pursuant to which the VIE Shareholders have agreed to transfer equity interests of the VIE representing an aggregate one hundred percent (100%) equity ownership interest in the VIE to Parent, such transfer to be consummated immediately upon the satisfaction of the conditions set forth in the Equity Transfer Agreements and the Termination Agreement (as the case may be).

WHEREAS, as an inducement to the Company to enter into this Agreement and to consummate the Transactions, concurrently with the execution and delivery of this Agreement, Tsinghua Unigroup Ltd. (the “Guarantor”), is delivering to the Company a limited guarantee, dated as of the date hereof, in favor of the Company and the WFOE pursuant to which the Guarantor is guaranteeing all of the funding obligations of Parent under this Agreement (such guarantee, the “Guarantee”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Company hereby agree as follows:

AGREEMENT

ARTICLE I
THE MERGER

Section 1.1                                    The Merger.  Upon the terms and subject to the conditions hereof, in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger and as a wholly-owned subsidiary of Parent.  The Company from and after the Effective Time shall be the surviving company in the Merger (the “Surviving Company”).

Section 1.2                                    Closing; Effective Time.  The closing of the Merger (the “Closing”) will take place as promptly as practicable, and in any event within five (5) Business Days after the satisfaction or waiver (by the party entitled to waive such conditions) of the conditions set forth in Article VII, including for the avoidance of doubt the condition set forth in Section 7.2(f)(D) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) at the offices of Morrison & Foerster LLP, 22D Floor, China Central Place Tower 3, 77 Jianguo Road, Chaoyang District, Beijing, PRC, unless another place, date or time is agreed to in writing between the Company (at the direction of the Independent Committee), Parent and Merger Sub.  The date upon which the Closing actually occurs is herein referred to as the “Closing Date.”  On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing the Plan of Merger, in substantially the form attached hereto as Exhibit A (the “Plan of Merger”), a certificate of good standing and a director’s declaration for each of Merger Sub and the Company, and any other required certificates and documents with the Registrar of Companies of the Cayman Islands (the “Registrar”).  The Merger shall become effective upon the registration of the Plan of Merger by the Registrar, which shall be evidenced by the issue by the Registrar of a Certificate of Merger in respect of the Merger (the date of such registration, the “Effective Time”). If the Registrar requires any changes to the Plan of Merger as a condition to registration or to issuing the Certificate of Merger, Parent, Merger Sub and the Company will mutually cooperate to execute any necessary revisions incorporating such changes, provided that such changes are not inconsistent with and do not result in any material change to the terms of this Agreement.

Section 1.3                                    Formation of Merger Sub.  As promptly as reasonably practicable (but in no event later than ninety (90) days) after the date hereof, Parent shall cause Merger Sub to be formed as a wholly owned exempted company with limited liability under the laws of the Cayman Islands.  Promptly thereafter Parent shall cause Merger Sub to join this Agreement by signing a counterpart signature page hereto or by signing a deed of adherence or similar document in form reasonably satisfactory to the Company (at the direction of the Independent Committee), and, if appropriate to cause Merger Sub to join this Agreement, Parent and the Company also shall sign such deed or document.  Parent shall take such actions as are necessary to cause the board of directors of Merger Sub to approve this Agreement, the Plan of Merger and the Transactions, and Parent, as the sole shareholder of Merger Sub, shall authorize and approve the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the Transactions (to which Merger Sub is a party) by Merger Sub.  Notwithstanding any provision herein to the contrary, (i) the obligations of Merger Sub to perform its covenants under this Agreement, and of Parent to cause Merger Sub to take any actions, shall commence only at the time Merger Sub so joins this Agreement; and (ii) each representation and warranty made by or with respect to Merger Sub shall be deemed not made until Merger Sub’s joinder of this Agreement, in each case as described herein, and any references to the date of this Agreement with respect thereto shall refer to the date of Merger Sub’s joinder.

Section 1.4                                    Effects of the Merger.  From and after the Effective Time, the effects of the Merger shall be as provided in this Agreement and the applicable provisions of the

Companies Law.  Without limiting the generality of the foregoing, in each case with effect from the Effective Time:

(a)                                 the Surviving Company shall possess all the rights, assets, privileges, immunities, powers, objects, purposes and franchises, of a public as well as a private nature, of each of Merger Sub and the Company (collectively, the “Constituent Companies”).  All assets of each of the Constituent Companies and all and every other interest therein belonging to either of the Constituent Companies shall be taken and deemed to be transferred to and vested in the Surviving Company without further act or deed; and the title to any real estate, or any interest therein, vested in either of the Constituent Companies shall not revert or be in any way impaired by reason of such Merger;

(b)                                 the Surviving Company shall thereupon and thereafter be responsible and liable for all claims, debts, liabilities and obligations of each of the Constituent Companies;

(c)                                  the Memorandum and Articles of Association in the form attached as Exhibit B shall be the Memorandum and Articles of Association of the Surviving Company;

(d)                                 the register of members of the Surviving Company shall have been updated to reflect Parent as the sole member of the Surviving Company; and

(e)                                  the initial directors of the Surviving Company shall be determined by Parent no later than five (5) Business Days prior to the mailing of the Proxy Statement to the holders of Shares, including Shares represented by ADSs, and shall be as set forth in the Plan of Merger.

ARTICLE II
EFFECTS OF THE MERGER ON THE SHARE CAPITAL OF
THE CONSTITUENT COMPANIES

Section 2.1                                    Conversion of Securities.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other holders of any shares or other securities of the Company:

(a)                                 Shares of Merger Sub.  Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share of the Surviving Company.  Such conversion shall be effected by means of the cancellation of such ordinary shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Company.  Such ordinary shares of the Surviving Company shall be the only issued and outstanding share capital of the Surviving Company and this will be reflected in the register of members of the Surviving Company.

(b)                                 Merger Consideration.  Subject to the terms and conditions of this Agreement, including Section 2.2(h):

(i)                                     each ordinary share of the Company with a par value of US$0.0001 each issued and outstanding immediately prior to the Effective Time (each a “Share” and collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing two (2) Shares (the “ADSs”), other than Excluded Shares, shall be cancelled and cease to exist in exchange for the right to receive two U.S. dollars and seventy-five U.S. cents (US$2.75) in cash per Share without interest (the “Per Share Merger Consideration”) payable in accordance with the procedures set forth in Section 2.2;

(ii)                                  in exchange for the cancellation of the Shares represented by ADSs (other than ADSs representing Excluded Shares) pursuant to Section 2.1(b)(i), the Depositary, as the registered holder of such Shares, shall be entitled to receive from the Paying Agent the Per Share Merger Consideration for such Shares.  As each ADS represents two (2) Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent the right to receive five U.S. dollars and fifty U.S. cents (US$5.50) in cash per ADS without interest (the “Per ADS Merger Consideration”), which shall be distributed by the Depositary to the holders of such ADSs pursuant to the terms and conditions set forth in the Deposit Agreement. For the avoidance of doubt, each holder of the Shares or ADSs shall only be entitled to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, under one of Section 2.1(b)(i) or 2.1(b)(ii) and shall not under any circumstances be entitled to receive consideration for the same Shares under both Sections 2.1(b)(i) and 2.1(b)(ii);

(iii)                               at the Effective Time, all of the Shares, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly.  Each Share (other than Excluded Shares), including Shares represented by ADSs (other than ADSs that represent Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest or the Per ADS Merger Consideration without interest, and any Dissenting Shares (as defined below) shall thereafter represent only the right to receive the applicable payments set forth in Section 2.2(e); and

(iv)                              at the Effective Time, all of the Excluded Shares (other than Dissenting Shares), including Excluded Shares represented by ADSs (other than ADSs that represent Dissenting Shares), shall cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution whatsoever for such Excluded Shares or ADSs that represent such Excluded Shares, as the case may be. For the purposes of this Agreement, “Excluded Shares” means collectively, (A) any Shares beneficially owned by the Company or the Company Subsidiaries, (B) any Shares (including Shares held by the Depositary in respect of ADSs) reserved (but not yet allocated) by the Company for issuance by the Company upon exercise by the holders of any Company Stock Option or the exercise by the holders of any Company RSU to receive Shares or ADSs, or the conversion by the holders of any Company RSUs to Shares or ADSs, and (C) Shares (“Dissenting Shares”) owned by holders (“Dissenting Shareholders”) who have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Companies Law.

(v)                                 Each of the Dissenting Shares shall be cancelled in accordance with Section 2.2(e) and thereafter represents only the right to receive the applicable payments set forth in Section 2.2(e).

(c)                                  Certain Adjustments.  Notwithstanding any provision of this Article II, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, solely by reason of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall in each case be appropriately adjusted and relevant provisions of this Agreement amended to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Shares (including Shares represented by ADSs), Company Stock Options and Company RSUs the same economic effect as contemplated by this Agreement immediately prior to the occurrence of such action.

(d)                                 Untraceable and Dissenting Shareholders.  Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time.  A holder of Shares or ADSs will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable; (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such holder either (a) has been sent to such holder and has been returned undelivered or has not been cashed; or (b) has not been sent to such holder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable; or (iii) notice of the Company Shareholders Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered.  Monies due to Dissenting Shareholders and holders of Shares or ADSs who are untraceable as determined pursuant to the immediately foregoing sentence shall be returned by the Paying Agent or the Depositary, as applicable, to the Surviving Company upon demand of the Surviving Company and held by the Surviving Company in a non-interest bearing bank account designated by the Surviving Company from time to time for the benefit of the Dissenting Shareholders and holders of Shares or ADSs who are untraceable. Monies remaining unclaimed in such designated bank account after a period of seven (7) years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Company.  Dissenting Shareholders and holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

Section 2.2                                    Exchange of Share Certificates.

(a)                                 Paying Agent. Prior to the submission to the BAIC of the application for the transfer of one hundred percent (100%) equity ownership interest in the VIE by the VIE Shareholders to Parent in accordance with the Termination Agreement, Parent shall deposit, or shall cause to be deposited, with a bank or trust company (the “Paying Agent”) selected by Parent that is reasonably satisfactory to the Independent Committee, for the benefit of the holders of Shares and ADSs, a cash amount in U.S. dollars in immediately available funds sufficient for the Paying Agent to make payments under Section 2.1(b) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”). The Contract with the Paying Agent shall provide that, if (and only if) the Merger shall not have been consummated by the Termination Date, the Exchange Fund shall be automatically returned to Parent; otherwise, the procedures set forth in Section 2.2(c) et. seq. shall apply.

(b)                                 Investment of Exchange Fund.  The Paying Agent shall invest the Exchange Fund, prior to the distribution thereof, pursuant to the terms of this Agreement, as directed by Parent; provided, that such investments shall be in (i) short-term direct obligations of the United States of America; (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest; (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation; or (iv) certificates of deposit or banker’s acceptances of commercial banks with capital exceeding one billion U.S. dollars (US$1,000,000,000). Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 2.1(b) shall be returned to the Surviving Company or Parent (as directed by Parent) in accordance with Section 2.2(f).  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 2.1(b) , Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 2.1(b).

(c)                                  Exchange Procedures.

(i)                                     Promptly after the Effective Time (and in any event within (x) five (5) Business Days in the case of registered holders of the Shares (other than the Depositary) and (y) three (3) Business Days in the case of the Depositary on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depositary, deliver) to each registered holder of Shares (other than holders of the Excluded Shares) entitled to receive the Per Share Merger Consideration pursuant to Section 2.1(b)(i), (i) a letter of transmittal in customary form for a Cayman Islands incorporated company listed on the NYSE specifying how the delivery of the Per Share Merger Consideration to registered holders of the Shares (other than holders of the Excluded Shares) shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company (at the direction of the Independent Committee) may reasonably agree; and (ii) instructions for effecting the surrender of share certificates, if any, representing Shares (other than the Excluded Shares) (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.2(g)), or non-certificated Shares represented by book entry (“Uncertificated Shares”) and such other documents as may be required in exchange for the Per Share Merger Consideration.  Upon surrender of, if applicable, any Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.2(g)) and any other documents required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares (other than holders of the Excluded Shares) represented by such Share Certificate and each registered holder of Uncertificated Shares (other than holders of the Excluded Shares) shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.2(g)) or the number of Uncertificated Shares, multiplied by (y) the Per Share Merger Consideration , and any Share Certificate so surrendered in accordance with the procedures of this Section 2.2(c) shall forthwith be marked as cancelled.

(ii)                                  Prior to the Effective Time, Parent and the Company (at the direction of the Independent Committee) shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount out of the Exchange Fund in immediately available funds equal to (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares), multiplied by (y) the Per ADS Merger Consideration; (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (other than the holders of ADSs that represent the Excluded Shares) on a pro rata basis in accordance with their respective holdings of ADSs upon surrender by each such holder of the ADSs and (iii) the Depositary shall return to the Surviving Company or at the Surviving Company’s direction any amounts transmitted to the Depositary pursuant to the preceding clause (i) that remain with the Depositary and are unclaimed by any holder of ADSs at the date that is six (6) months after the Closing Date.  Each holder of the ADSs will pay pursuant to the terms of the Deposit Agreement its pro rata portion of (in accordance with the number of ADSs then held by such holder bear to the aggregate number of the ADSs then outstanding) all applicable fees, charges and expenses of the Depositary and government charges due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to such ADS holder and the cancellation of ADSs then held by such holder (including any fees, including ADS cancellation or termination fees, payable by such holder in accordance with the Deposit Agreement in connection with the Transactions).

(iii)                               No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs.  In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable and by all other required documents.

(d)                                 Transfer Books; No Further Ownership Rights.  The Per Share Merger Consideration and the Per ADS Merger Consideration paid in respect of the Shares (including Shares represented by ADSs) upon the surrender for exchange of Share Certificates or for Uncertificated Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Uncertificated Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Shares (whether represented by Share Certificates or Uncertificated Shares) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable law.  If, after the Effective Time, any Share Certificate is presented to the Surviving Company, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article II.

(e)                                  Dissenter’s Rights.  Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Companies Law, Dissenting Shares shall be cancelled and cease to exist following payment of their fair value determined in accordance with Section 238 of the Companies Law, and no person who has validly exercised their rights to dissent from the Merger pursuant to Section 238 of the Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such person unless and until such person shall have effectively withdrawn such person’s written objection or lost such person’s rights to dissent from the Merger under the Companies Law.  If a holder of Dissenting Shares effectively withdraws its written objection or loses its rights to dissent from the Merger under Section 238 of the Companies Law with respect to any Dissenting Shares, in each case at or prior to the Effective Time, such Shares shall cease to be Dissenting Shares and shall be deemed to have been cancelled and converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without interest thereon, in the manner provided in Section 2.1(b)(i).  Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Companies Law with respect to Shares owned by such Dissenting Shareholder.  The Company shall give Parent (i) prompt notice of any written demands for dissension or appraisal and any other instruments served pursuant to applicable law that are received by the Company relating to its shareholders’ rights of dissension or appraisal; and (ii) the opportunity to direct or approve all negotiations and proceedings with respect to demands for appraisal under the Companies Law.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for dissension or appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(f)                                   Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company or that remains undistributed to the holders of the ADSs at the date that is six (6) months after the Effective Time shall be automatically delivered by the Paying Agent or the Depositary, as applicable, to the Surviving Company or such other person at the direction of the Surviving Company.  Any holder of Shares (other than the Excluded Shares) or ADSs (other than ADSs that represent Excluded Shares) who has not theretofore complied with this Article II shall thereafter look only to the Surviving Company for payment of the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, to which such holder is entitled pursuant to this Article II.

(g)                                  Lost, Stolen or Destroyed Share Certificates.  In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as an indemnity against any claim that may be made against it or the Surviving Company with respect to such Share Certificate, the Paying Agent will issue a check to such person in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(h)                                 Withholding Rights.  Notwithstanding anything herein to the contrary, subject to Section 2.2(h) of the Parent Disclosure Schedule, each of the Surviving Company, Parent and the Paying Agent (and any other Person that has a payment obligation pursuant to this Agreement) shall only be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts that are required to be deducted and withheld pursuant to applicable Tax Law. In the event that Parent, Merger Sub or the Company determines that any such permitted deduction or withholding is required to be made from any amounts payable pursuant to this Agreement, Parent, Merger Sub or the Company, as applicable, shall promptly (but in no event later than ten (10) days prior to the Closing Date) inform the Independent Committee and the other parties hereto of such determination and provide them with a reasonably detailed explanation of such determination and the parties hereto shall consult with each other in good faith regarding such determination.  To the extent that amounts are so withheld in accordance with this Section 2.2(h) and paid over to the appropriate Governmental Entity by the Surviving Company, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Stock Options, Company RSUs, or Company Restricted Shares, as the case may be, in respect to which such deduction and withholding was made by the Surviving Company or Parent, as the case may be.

(i)                                     Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the Deposit Agreement (the “Deposit Agreement”), dated as of October 5, 2010 , by and among the Company, the Depositary and the holders and beneficial owners from time to time of ADSs issued thereunder, in accordance with its terms.

(j)                                    No Liability.  None of the Surviving Company, Parent, the Paying Agent, the Depositary or any other person shall be liable to any former holder of Shares or ADSs for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar laws.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(k)                                 Fair Value.  Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration and the Per ADS Merger Consideration represent the fair value of the Shares and ADSs for the purposes of Section 238(8) of the Companies Law.

(l)                                     No Further Dividends.  No dividends or other distributions with respect to capital stock of the Surviving Company with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Share Certificates.

Section 2.3                                    Treatment of Company Stock Options, Company RSUs and Company Restricted Shares.

(a)                                 As soon as practicable following the date of this Agreement, the Company Board or the compensation committee of the Company Board shall (i) approve resolutions to (a) accelerate the vesting or conversion, as the case may be, of the Company Stock Options, Company RSUs, and Company Restricted Shares granted by the Company under the 2009 Stock Incentive Plan, adopted by the Company on November 13, 2009, (the “Company Stock Plan”), in each case such that each of the foregoing would be vested or converted in full immediately prior to the Effective Time notwithstanding the vesting or conversion date in respect thereof, (b) terminate the Company Stock Plan, effective as of the Effective Time and (ii) take all actions reasonably requested by Parent in order to bring into effect the provisions of this Section 2.3(a). Upon approval of such resolutions by the Company Board or the compensation committee of the Company Board pursuant to the immediately foregoing sentence, the Company shall or shall cause (i) the delivery of a notice, which form shall be reasonably satisfactory to Parent, to each holder (other than the Founder Shareholders) of the Company Stock Options and/or Company RSUs and/or Company Restricted Shares, informing such holder of the effect of the Merger on such holder’s Company Stock Options and/or Company RSUs and/or Company Restricted Shares, (ii) the Company Stock Plan and any relevant award agreements with respect thereto to be terminated, effective as of the Effective Time, (iii) each Company Stock Option, Company RSU, and Company Restricted Share that is outstanding, whether or not vested, exercisable or convertible, as applicable, to be cancelled as of the Effective Time and (iv) all other actions that are reasonably requested by Parent to be taken in order to effect the matters described in this Section 2.3(a). For the avoidance of doubt, following the Effective Time, neither Parent nor the Surviving Company shall be required to issue Shares or other equity securities of the Company or the Surviving Company or pay any other consideration to any person pursuant to any exercise of the Company Stock Options or conversion of the Company RSUs, or in respect of Company Restricted Shares. For the avoidance of doubt, any Tax or other amounts due and payable or otherwise incurred by the former holders of the Company Stock Options, Company RSUs and/or Company Restricted Shares, which Tax or other amount in each case would not be due and payable or otherwise incurred by such former holders but for the acceleration of such Company Stock Options, Company RSUs, or Company Restricted Shares pursuant to this Section 2.3(a) shall in each case be borne and paid by such former holders without any cost whatsoever to the Company, Parent or Merger Sub.

(b)                                 Each holder of the Company Stock Options that have not been exercised as of the Effective Date (each, a “Vested Company Option”, and, collectively, the “Vested Company Options”) and that are cancelled at the Effective Time pursuant to Section 2.3(a) shall, in consideration for such cancellation, be paid by the Company, promptly after the Effective Time (but in any event not later than five (5) Business Days thereafter), a cash amount equal to (i) the excess, if any, of the Per Share Merger Consideration (in the case of a Share Option), over the Exercise Price of each Vested Company Option then held by such holder, multiplied by (ii) the number of Shares underlying such Vested Company Option, provided, that if the Exercise Price of such Vested Company Option is equal to or greater than the Per Share Merger Consideration (in the case of a Share Option), such Vested Company Option shall be canceled without payment of any consideration.

(c)                                  Each holder of the Company RSUs and/or Company Restricted Shares that are cancelled at the Effective Time pursuant to Section 2.3(a) shall, in consideration for such cancellation, be paid by the Company, as soon as reasonably practicable following the Effective

Time, a cash amount equal to (A) the Per Share Merger Consideration, multiplied by (B) the number of Shares underlying such Company RSUs or Company Restricted Shares, as applicable.

(d)                                 Notwithstanding anything to the contrary in this Section 2.3, with respect to any amount payable to such holders of the Company Stock Options and/or Company RSUs and/or Company Restricted Shares, in each case pursuant to this Section 2.3, any Tax and other amounts that are required to be withheld by Parent or the Surviving Company as reasonably determined by Parent or the Surviving Company shall be deducted and withheld from such payment, and any amount that is so deducted or withheld pursuant to the immediately foregoing clause shall be deemed to be paid to such holders.

(e)                                  Corporate Action.  Without limiting Section 2.3(a), at or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass all resolutions and take all actions which are reasonably necessary to effectuate the provisions of Sections 2.3(a) through (c).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the specific section or subsection of the disclosure schedule delivered by the Company to Parent prior to or contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”) corresponding to a section or subsection of this Article III (it being agreed that any matter or information disclosed in any such specific section or subsection of the Company Disclosure Schedule (whether or not an explicit cross reference appears) will be deemed to be disclosed with respect to any other section or subsection of the Company Disclosure Schedule and any other representation or warranty made in Article III, in each case, if it is reasonably apparent from such disclosure that such matter or information is relevant to such other section or subsection of the Company Disclosure Schedule or this Article III, as applicable), or (b) as set forth in the SEC Reports filed prior to the date hereof excluding disclosures in the SEC Reports contained in the “Risk Factors” or “Forward Looking Statements” sections or any other forward-looking statements or other disclosures to the extent such disclosures are general, forward-looking or cautionary in nature, in each case other than specific factual information disclosed therein, the Company hereby represents and warrants to Parent that:

Section 3.1                                    The Company is an exempted company duly incorporated with limited liability and validly existing and in good standing under the laws of the Cayman Islands.  (a) Each of the Company Subsidiaries is an entity duly organized or incorporated and validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the jurisdiction of its incorporation or organization and (b) each of the Company and the Company Subsidiaries (i) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (ii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except for, only with respect to clause (b), any such failure that would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.2                                    Memorandum and Articles of Association.

(a)                                 The Company has made available to Parent a complete and correct copy of the memorandum and articles of association of the Company, as amended to date (the “Company M&A”).  The Company M&A are in full force and effect and the Company is not in violation of any of the provisions of the Company M&A.

(b)                                 Each of the Organizational Documents of each Company Subsidiary is in full force and effect, and none of the Company Subsidiaries is in violation of any of the provisions of its respective Organizational Documents in any material respect.  Without limiting the generality of the foregoing, with respect to the PRC Subsidiaries and each other Company Subsidiary that is established in the PRC, the Organizational Documents for each of the foregoing entities has been duly approved or issued (as applicable) by competent PRC Governmental Entities to the extent required under the laws of the PRC. The Company has made available to Parent complete and accurate copies of the minutes and, in the case of action by the Company Board or the audit committee or compensation committee of the Company Board, written consents and resolutions, of all meetings of the shareholders of the Company, the Company Board, the audit committee and the compensation committee of the Company Board, respectively, in each case since January 1, 2012.

Section 3.3                                    Capitalization.

(a)                                 The authorized share capital of the Company consists of five hundred million (500,000,000) Shares.  As of the close of business on July 21, 2015 (the “Measurement Date”):

(i)                                     125,393,207 Shares are issued and outstanding;

(ii)                                  9,366,032 Shares are held in the Company’s treasury;

(ii)                                  4,478,099 Shares are subject to outstanding Company Stock Options; and

(v)                                 6,729,484 Company RSUs are outstanding.

(b)                                 Except as set forth in Section 3.3(a) above, as of the date of this Agreement, (i) there are no outstanding (A) shares or other voting securities of the Company (other than in connection with the issuance of Shares pursuant to the exercise of Company Stock Options, Company RSUs or Company Restricted Shares, in each case, outstanding on the Measurement Date); (B) securities of the Company convertible into, exchangeable for shares or voting securities of the Company; or (C) options, warrants, rights or other commitments or agreements to acquire from the Company, or obligations of the Company to issue, any shares, voting securities or securities convertible into, exchangeable for shares or voting securities of the Company (the items in clauses (A), (B) and (C) are referred to collectively as “Company Securities”); and (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities.  As of the date hereof, all outstanding Shares are, and all Shares which may be issued pursuant to the exercise of Company Stock Options outstanding will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable, and not subject to preemptive rights.

(c)                                  Section 3.3(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (i) a list which sets forth, for each outstanding Company Stock Option, Company RSU or Company Restricted Share held by any Key Employee, the type of award, the date of grant, the number of Shares subject to such Company Stock Option, Company RSU or Company Restricted Share award and the price per share at which such Company Stock Option may be exercised and (ii) a list which sets forth the aggregate amount of the outstanding Company Stock Options, Company RSUs and Company Restricted Shares and the weighted average exercise price of the outstanding Company Stock Options.  The Company has delivered or caused to be delivered to Parent no later than three (3) Business Days prior to the date of this Agreement true and complete copies of the Company Stock Plan pursuant to which the currently outstanding Company Stock Options, Company RSUs and Company Restricted Shares were granted and the form of all award agreements evidencing such Company Stock Options, Company RSUs and Company Restricted Shares. Each grant of Company Stock Option, Company RSU and Company Restricted Share was duly authorized no later than the date on which the grant of such Company Stock Option, Company RSU or Company Restricted Share, as applicable, was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents; each grant was made in accordance with the terms of the applicable Company Stock Plan, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder and all other applicable laws. Each Company Stock Option, Company RSU, and Company Restricted Share award may, by its terms or the terms of the Company Stock Plan pursuant to which it was issued, be treated at the Effective Time as set forth in Section 2.3.

(d)                                 Each of the Company Subsidiaries, as of the date hereof, together with the jurisdiction of incorporation or organization of each such Company Subsidiary, is listed in Section 3.3(d) of the Company Disclosure Schedule.  All of the issued and outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries (other than the VIE) are owned by the Company or another Company Subsidiary, free and clear of all Liens except Permitted Liens.  All of the equity interests of the VIE are owned by the individuals, and in the amounts, set forth in Section 3.3(d) of the Company Disclosure Schedule (collectively the “VIE Shareholders” and each, a “VIE Shareholder”), free and clear of all Liens except as provided in the Control Agreements.  Each of the outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries (other than the PRC Subsidiaries) is duly authorized, validly issued, fully paid and non-assessable (in each case, to the extent applicable).  Except as set forth in Section 3.3(d) of the Company Disclosure Schedule, the registered capital of each PRC Subsidiary has been fully paid up within the prescribed time.  There are no options, warrants, convertible securities or other rights, agreements or commitments, in each case issued by the Company or any Company Subsidiary, relating to the issuance, transfer, sales, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) of any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiary.  As of the date of this Agreement, except for the Company Subsidiaries, the Company does not own or control, directly or indirectly, any capital stock of or other equity interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity interest in, any other person or control, directly or indirectly, any other person through contractual arrangements.

(e)                                  Other than the Deposit Agreement, the Control Agreements and the nominee agreements related to the Company’s operation of each school, there are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting, transfer or registration of any Shares or other equity interest of the Company or any Company Subsidiary or granting any person the right to elect, or to designate or nominate for election, a director to the Company Board or the board of directors (or equivalent body) of any Company Subsidiary.

Section 3.4                                    Authority.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Requisite Shareholder Vote, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, have been duly and validly authorized by all necessary corporate action on behalf of the Company, including the Company Board (acting upon the unanimous recommendation of the Independent Committee), and no other corporate proceedings on the part of the Company or any Company Subsidiary are necessary to authorize this Agreement or to consummate any of the Transactions, subject, in each case, to the approval of this Agreement and the Plan of Merger by the Company Requisite Shareholder Vote.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and, following the formation of Merger Sub and its execution of this Agreement, Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).  The Company Board (acting upon the unanimous recommendation of the Independent Committee), at a duly called and held meeting at which all directors were present, has unanimously (a) approved and declared advisable this Agreement and the Transactions; (b) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders (other than holders of the Founder Securities); (c) directed that this Agreement and the Plan of Merger be submitted to the Company’s shareholders for approval and authorization at the Company Shareholders Meeting; and (d) resolved to recommend that the shareholders of the Company approve and authorize this Agreement and the Plan of Merger (collectively, the “Company Recommendation”).  The only vote of the holders of any class or series of share capital of the Company necessary to approve and authorize this Agreement, the Plan of Merger and the Transactions in accordance with applicable laws and the terms of this Agreement is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting at which a quorum is present (the “Company Requisite Shareholder Vote”).

Section 3.5                                    No Conflict; Required Filings and Consents.

(a)                                 The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions do not and will not (i) conflict with or violate the Company M&A or any of the Organizational Documents of the Company Subsidiaries; (ii) assuming all consents, approvals, authorizations and other actions described in Section 3.5(b) have been obtained or taken, the Company Requisite Shareholder Vote has been obtained and all filings and obligations described in Section 3.5(b) have been made or satisfied, conflict with or violate any law or Order applicable to the Company or any Company Subsidiary or by which any of their respective properties or assets are bound or affected; or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation (each, a “Contract”) to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss or right of termination, cancellation, amendment or acceleration that would not, individually or in the aggregate have a Material Adverse Effect or prevent or materially delay the ability of the Company to consummate the Transactions in accordance with this Agreement, the Equity Transfer Agreements and the Termination Agreement.

(b)                                 Other than filings and/or notices required for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the furnishing of a Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”) and the filing by the Company, as a joint filer, of a Schedule 13E-3 (including any amendment or supplement thereto in response to comments from staff of the SEC, if any); (ii) compliance with the rules and regulations of the NYSE; (iii) the filing of the Plan of Merger and related documentation with the Registrar and publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Law, (iv), consents, approvals, authorizations or permits of, or filings with or reporting or notifications to, the Governmental Entities set forth in the Section 3.5(b) of the Company Disclosure Schedule and (v) compliance with applicable Antitrust Laws (including the expiration or termination, as applicable, of the relevant waiting periods thereof) in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, or actions required to be made by, any United States, PRC, national, federal, state, local or municipal, international, multinational or provincial, or other governmental, regulatory, legislative, executive, administrative or judicial authority, agency, court or other body, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official and any self-regulatory organization, including NYSE (each, a “Governmental Entity”), except where the failure to obtain or make, as applicable, any such notice, report, filing, consent, approval, permit, authorization or action would not, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the ability of the Company to consummate the Transactions in accordance with this Agreement, the Termination Agreement and the Equity Transfer Agreements.

Section 3.6                                    Compliance.

(a)                                 The Company and the Company Subsidiaries have been during the period beginning on January 1, 2013 and ending on December 31, 2014 in compliance with all laws applicable to the Company or any Company Subsidiary or by which any property, asset or right of the Company or any Company Subsidiary is bound, except for any non-compliance which has not, individually or in the aggregate, had a Material Adverse Effect. To the knowledge of the Company, the Company and the Company Subsidiaries are, and since January 1, 2015 have been, in compliance with all laws applicable to the Company or any Company Subsidiary or by which any property, asset or right of the Company or any Company Subsidiary is bound, except for any non-compliance the effect of which has not been and would not be material to the Company and the Company Subsidiaries, taken as a whole. To the knowledge of the Company, none of the Company nor any Company Subsidiary has received since January 1, 2013 any written notice or communication from any applicable Governmental Entity alleging any material violation of any such laws or indicated an intention to conduct any such investigation or review of the Company or any Company Subsidiary.

(b)                                 The Company and the Company Subsidiaries have all permits, licenses, authorizations, exemptions, certificates, Orders, consents, approvals, registrations, clearances and franchises (“Licenses”) from Governmental Entities that are, in each case, necessary for the Company and each Company Subsidiary, to lawfully own, lease and operate their respective properties and assets, and to carry on and lawfully operate their respective businesses as now being conducted and material to the Company and the Company Subsidiaries, taken as a whole (the “Company Licenses”). To the knowledge of the Company, all material Company Licenses are in full force and effect and will remain in full force and effect notwithstanding, and will not be adversely affected by, the Merger and the consummation of the other Transactions.  Neither the Company nor any Company Subsidiary is in default, breach or violation of any Company License, which if in default, breached or violated would be material to the Company and the Company Subsidiaries, taken as a whole.

(c)                                  All filings and registrations with PRC Governmental Entities required to be made in respect of the PRC Subsidiaries and their operations, including the registrations with MOFCOM, the State Administration for Industry and Commerce, SAFE, the authorities in charge of education, and the tax bureau, have been duly completed in accordance with the relevant rules and regulations, which filing or registration if not completed would be material to the Company and the Company Subsidiaries, taken as a whole.

(d)                                 The Company and, to the knowledge of the Company, all holders of Company Shares, Company Stock Options and Company RSUs who are PRC residents and employees of the Company and/or the relevant Company Subsidiaries, have complied with all reporting and/or registration requirements under the SAFE Circulars, as applicable.

Section 3.7                                    SEC Reports; Financial Statements; Internal Controls; No Undisclosed Liabilities.

(a)                                 The Company has timely filed or furnished (as applicable) all forms, reports, statements, schedules, certifications and other documents (together with all exhibits, amendments and supplements thereto) required to be filed or furnished by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2012 (all such forms, reports, statements, schedules, certifications and other documents filed or furnished since January 1, 2012, including those filed by the Company with the SEC subsequent to the date hereof, and any amendments to any of the foregoing, collectively, the “SEC Reports”).  Each of the SEC Reports complied (or, if filed or furnished after the date hereof, will comply) in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or the Exchange Act, as the case may be, each as in effect on the date so filed or, if amended, then as of the date of the filing of such amendment.  As of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the SEC Reports contained (or, if filed or furnished after the date hereof, will contain) any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the Company Subsidiaries is currently required to file any forms, schedules, statements, reports or other documents with the SEC.  To the knowledge of the Company, as of the date of this Agreement, (i) none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC comment and (ii) to the knowledge of the Company neither the SEC nor any other Governmental Entity is conducting any investigation or review of any SEC Reports.  The Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act.

(b)                                 The consolidated financial statements (including all related notes and schedules) of the Company and the Company Subsidiaries included or incorporated by reference into the SEC Reports present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations, changes in shareholder equity, and cash flows for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end adjustments the effect of which, in the aggregate, is not material and the absence of notes), and were prepared in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto).  Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) that would be required to be disclosed under Item 303 of Regulation S-K promulgated by the SEC.

(c)                                  As of their respective effective dates or filing or furnishing dates, as applicable, the SEC Reports complied in all material respects with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to them. The Company has been and is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.

(d)                                 The Company has established and maintained disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act designed to ensure that information required to be disclosed by the Company in the reports it files under the Exchange Act is made known to the Company’s chief executive officer and chief financial officer (or persons performing similar functions) within the time period specified by the relevant SEC rules, as appropriate, to allow timely decisions regarding required disclosure.  Since January 1, 2013, neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated.  To the Company’s knowledge, there is, and since January 1, 2013, there has been, no fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company.

(e)                                  The Company and each Company Subsidiary, and, to the knowledge of the Company, the respective directors, officers, employees and agents of the Company and each Company Subsidiary, in each case, acting on behalf of the Company or a Company Subsidiary, have not, (i) taken any action or failed to take any action that would constitute a violation by such persons or by the Company or any Company Subsidiary of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, or any other applicable anti-bribery or anti-corruption law (“Anti-Bribery Law”); (ii) offered, paid, promised to pay or authorized the payment of any money or anything of value (including any property, fee, gift, sample, travel expense, entertainment or commission payment) to any Government Official, for the purpose of influencing any act or decision of such Governmental Official in his or her official capacity in order to assist the Company or any Company Subsidiary in obtaining or retaining business for or with, or directing the business to, any person, or in securing any improper advantage; or (iii) offered, paid, promised to pay or authorized the payment of money or anything else of value, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with the Company or any Company Subsidiary, in a manner that would constitute commercial bribery or an illegal kickback, or would otherwise violate any Anti-Bribery Law.

(f)                                   Except (i) as reflected, accrued or reserved against in the Company’s consolidated balance sheet as of December 31, 2014 (or the notes thereto) included in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015, (ii) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2014, (iii) for liabilities or obligations incurred pursuant to the Transactions, (iv) as set forth on Section 3.7(f) of the Company Disclosure Schedule and (v) as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or un-matured or otherwise, that would be required to be reflected, accrued or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP.

Section 3.8                                    Absence of Certain Changes or Events.  From December 31, 2014 through the date of this Agreement, each of the Company and each of the Company Subsidiaries has conducted its business in the ordinary course of business consistent with past practice except in connection with this Agreement and the Transactions.  There has not been since December 31, 2014 (a) any event, change, occurrence or effect which has had or would reasonably be expected to have, a Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or any of the Company Subsidiaries’ capital stock, except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary; (c) any redemption, repurchase or other acquisition of any shares of capital stock of the Company or any of the Company Subsidiaries (other than in connection with the settlement of Company Stock Options or Company RSUs or in order to pay Taxes in connection with the vesting or exercise of any grants (including Company Stock Options and Company RSUs) pursuant to the terms of a Company Stock Plan); (d) any change by the Company in its accounting principles that was not made in the ordinary course of business of the Company or otherwise not disclosed in an SEC Report; (e) with respect to the Company or any Company Subsidiary, any election, change or revocation of any material election relating to Taxes, any release, assignment, settlement or compromise of any material Tax liability or surrender of any material refund, or any material change to any of methods of reporting income or deductions for Tax purposes; (f) any material increase not in the ordinary course of business in the compensation or benefits payable or to become payable to any officer or employee of the Company or any Company Subsidiary; (g) any adoption of, resolution to approve or petition or similar proceeding or Order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries; or (h) any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.9                                    Absence of Litigation.  As of the date of this Agreement, there are no suits, claims, actions, proceedings, hearings, arbitrations, mediations, investigations, demand letters or any other judicial or administrative proceedings, in law or equity (each, a “Legal Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary (including by virtue of indemnification or otherwise) or their respective assets or properties, which if adversely adjudicated or determined against the Company or the relevant Company Subsidiary would be material to the Company and the Company Subsidiaries, taken as a whole.  As of the date of this Agreement, neither the Company nor any Company Subsidiary nor any of their respective properties is or are subject to any Order of a Governmental Entity, which if not complied with would be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.10                             Employee Benefit Plans.

(a)                                 Section 3.10(a) of the Company Disclosure Schedules lists all written benefit and compensation plans, agreements, or arrangements, including plans and agreements providing for pension, profit-sharing, savings, retirement, employment, individual consulting, severance pay, termination, executive compensation, incentive compensation, deferred compensation, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company or any Company Subsidiary is the owner, the beneficiary or both), educational assistance or fringe benefits that are in each case material to the Company (such plans, the “Company Plans”)  (i) under which any current or former employee, officer, individual consultant, individual independent contractor or director of the Company or any Company Subsidiary (collectively, the “Company Employees”) has any present or future right to benefits; (ii) that is maintained, sponsored or contributed to by the Company or any Company Subsidiary, or which the Company or any Company Subsidiary has any obligation to maintain, sponsor or contribute; or (iii) with respect to which the Company or any Company Subsidiary has any direct or indirect liability, whether contingent or otherwise.  Except as disclosed in Section 3.10(a) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any plan or commitment, whether legally binding or not, to adopt, establish or enter into any new Company Plan or to modify any Company Plan (except to the extent required by law or to conform any such Company Plan to the requirements of any applicable law, in each case as previously disclosed to Parent in writing).

(b)                                 With respect to each Company Plan, the Company has made available to Parent a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof and, in the case of employment agreements other than those made available to Parent, a form has been made available to Parent and such employment agreements do not deviate from that form in any material respect), including all amendments thereto, and, to the extent applicable, (i) any related trust agreement or other funding instrument; (ii) the most recent actuarial valuation reports, if any; (iii) all communications material to any Company Employee relating to any Company Plan, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other event which would result in any material liability to the Company, (iv) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to any Company Plan; and (v) all material correspondence to or from any Governmental Entity relating to any Company Plan.

(c)                                  Except as otherwise specifically provided in Section 2.3, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment), will (i) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, or modification under any Company Plan; (ii) result in any payment (whether severance or otherwise) becoming due to any Company Employee under any of the Company Plans or otherwise; (iii) increase any benefits otherwise payable under any of the Company Plans; (iv) result in any acceleration of the time of payment or vesting of any such benefits or forgiveness of indebtedness with respect to any Company Employee; (v) directly or indirectly cause the Company or any Company Subsidiary to transfer or set aside any assets to fund any benefits under any Company Plan; or (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.

(d)                                 (i) The terms of each Company Plan comply in all material respects with applicable law, and each Company Plan has been operated in material compliance with its terms and applicable law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; (ii) to the Company’s knowledge, no circumstance, fact or event exists that to the Company’s knowledge would result in any material default under or material violation of any Company Plan; (iii) all payments by the Company or any Company Subsidiary required by any Company Plan or by any collective bargaining agreement (including all employee and employer contributions, insurance premiums, or intercompany charges) have been timely made; and (iv) all unpaid amounts attributable to any such Company Plan for any period prior to the Closing Date have been or will be accrued and reflected on the Company’s consolidated financial statements in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters.

(e)                                  No Company Plan is subject to the Employee Retirement Income Security Act of 1974, as amended, or is a defined benefit pension plan or a multiemployer plan and no Company Employee participates in any defined benefit pension plans or multiemployer plans sponsored, or contributed to, by the Company or any Company Subsidiary.

(f)                                   No actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened against or with respect to any such Company Plan, including any audit or inquiry by any Governmental Entity, which if adversely adjudicated or determined would be material to the Company and the Company Subsidiaries, taken as a whole.

(g)                                  The Company is not obligated, pursuant to the Company Stock Plan or otherwise, to grant any options to purchase Shares, Company RSUs or other rights or awards to any Company Employee after the date hereof.

Section 3.11                             Labor and Employment Matters.

(a)                                 Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement presently being negotiated by the Company or any Company Subsidiary.  No employees of the Company or any Company Subsidiary are represented by any labor union or other labor organization with respect to their employment with the Company or any Company Subsidiary other than as required by PRC Laws with respect to the PRC Subsidiaries. As of the date of this Agreement, there are no (i) material unfair labor practice complaints pending against the Company or any Company Subsidiary before any labor relations tribunal or authority; and (ii) there are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary.  There is no obligation to inform, consult with or obtain consent from, or complete any other procedure with respect to, any labor union, employee representatives or other employee representative bodies in order to consummate the Transactions.

(b)                                 As of the date of this Agreement, there are no complaints, charges or claims against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ any individual, which, if adversely determined, would be material to the

Company and the Company Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company is in compliance with all labor and employment laws, including all such laws relating to wages, hours and any similar mass layoff law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax, and (ii) each PRC Subsidiary has, in a timely manner, (A) withheld and paid to the appropriate Governmental Entity all amounts required by applicable laws to be withheld from any of their respective employees, including the withholding and payment of all individual income taxes and contributions to social security benefits payable by such employee; (B) paid in full to the appropriate Governmental Entity all amounts required by applicable laws to be paid by each PRC subsidiary, including the payment of all contributions to social security or similar benefits payable in respect of employees based on the requirements of applicable laws, and (C) paid in full to all their respective employees all wages, salaries, commissions, bonuses, benefits, severance payments and all other compensation due to such employees.

Section 3.12                             Insurance.  The Company and each Company Subsidiary maintains insurance policies against all material risks of a character and in such amounts as are necessary to comply with applicable law. Except as would not, individually or in the aggregate, have a Material Adverse Effect, each of the insurance policies maintained by, at the expense of or for the benefit of the Company or any Company Subsidiary (the “Insurance Policies”) is in full force and effect and all premiums due thereon have been paid in full, in each case as of the date of this Agreement.  None of the Insurance Policies will terminate or lapse, or be affected in any other adverse manner, by reason of the Transactions, except as would not, individually or in the aggregate, have a Material Adverse Effect. With respect to any Insurance Policy that is material to the Company and the Company Subsidiaries taken as a whole, neither the Company nor any Company Subsidiary has received written notice of (i) default under such Insurance Policy; (ii) pending or threatened termination or cancellation or any material coverage limitation or reduction or material premium increase with respect to such Insurance Policy; or (iii) refusal of any such coverage or rejection of any material claim which it has sought or for which it has applied under such Insurance Policy.

Section 3.13                             Personal Property and Assets.

(a)                                 Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each Company Subsidiary has good title to all of their respectively owned tangible personal properties as necessary to conduct their respective businesses as currently conducted as of the date of this Agreement, free and clear of all Liens (except for Permitted Liens), assuming the timely discharge of all obligations owing under or related to the personal property.  For the avoidance of doubt, no representation is made under this Section 3.13 with respect to any real property, intellectual property or intellectual property rights.

(b)                                 [Reserved].

Section 3.14                             Real Property.

(a)                                 Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned by the Company or any Company Subsidiary

(collectively, the “Owned Real Property”) which is material to the business of the Company and the Company Subsidiaries taken as a whole.  Except for matters that would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company or a Company Subsidiary, as the case may be, holds good, valid, legal and marketable title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens; and (ii) the Company and Company Subsidiaries are the only parties in possession of the Owned Real Property, and there exist no leases or other agreements or arrangements for the use or occupancy of any of the Owned Real Property by any person other than the Company and Company Subsidiaries.

(b)                                 With respect to each lease, sublease, license and other agreement (individually, a “Lease” and, collectively, the “Leases”) for the use or occupancy of real property leased, subleased, licensed, or otherwise occupied by the Company or any Company Subsidiary (collectively, the “Leased Real Property”), except for matters that would not, individually or in the aggregate, have a Material Adverse Effect: (i) such Lease is legal, valid, binding, enforceable and in full force and effect subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law); (ii) neither the Company or any Company Subsidiary nor, to the Company’s knowledge, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iii) there are no Liens on the estate or interest created by such Lease other than Permitted Liens; and (iv) each of the Company and the Company Subsidiaries has valid leasehold interests, land use rights or building ownership rights, as applicable, in all of their respective Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(c)                                  The Owned Real Property and the Leased Real Property are referred to collectively herein as the “Real Property”.  Except for such matters as would not, individually in the aggregate, have a Material Adverse Effect, as of the date of this Agreement, (i) neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending and, to the knowledge of the Company, there are no such proceedings threatened, affecting any portion of the Real Property and (ii) neither the Company nor any Company Subsidiary has received written notice of the existence of any outstanding Order or of any pending Legal Proceeding, and, to the knowledge of the Company, there is no such Order or Legal Proceeding threatened, relating to the ownership, lease, use, occupancy or operation by any person of the Real Property.

Section 3.15                             Tax Matters.

(a)                                 Except as set forth in Section 3.15(a) of the Company Disclosure Schedule: (i) all material Tax Returns required to be filed by the Company and each of the Company Subsidiaries through the date hereof have been timely filed (taking into account valid extensions of time within which to file); (ii) all such material Tax Returns (taking into account all amendments thereto) are true, correct and complete; (iii) the Company and the Company Subsidiaries have duly and timely withheld and paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid under all applicable laws; (iv) all material amounts of Taxes due and owing by any of the Company or any Company Subsidiary (whether or not shown on any Tax Return) have been timely paid, other than such Taxes that are being contested in good faith and that have been adequately reserved against in accordance with GAAP on the face of the balance sheets (rather than in any notes thereto) contained in the most recent financial statements included in the SEC Reports filed prior to the date hereof; and (v) there are no Liens for Taxes (other than Taxes not yet due and payable or Taxes being contested in good faith by appropriate proceedings) upon any of the assets of the Company or any Company Subsidiary.

(b)                                 No deficiencies for any material amount of Taxes against the Company or any Company Subsidiary have been claimed, proposed, threatened or assessed by any Governmental Entity in writing as of the date of this Agreement, nor has the Company or any Company Subsidiary received, as of the date of this Agreement, written notice of the expected commencement of any, audits, examinations, investigations, claims or other proceedings in respect of any material amount of Taxes of the Company or any Company Subsidiary.

(c)                                  Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of any material Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(d)                                 Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return (other than a group the common parent of which was the Company and which group included as its members only Company Subsidiaries); (ii) has any material liability for the Taxes of any person (other than the Company, or any Company Subsidiary) arising from the application of Treasury Regulations Section 1.1502-6 or under any analogous provision of state, local or foreign law; or (iii) is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement the parties to which consist exclusively of the Company and a Company Subsidiary or any Tax sharing, allocation or indemnity provisions in agreements entered into in the ordinary course of business and not primarily relating to Taxes ).

(e)                                  Except as would not, individually or in the aggregate, have a Material Adverse Effect, each PRC Subsidiary has, in accordance with applicable laws, duly registered with the relevant Governmental Entities, has obtained and maintained the validity of all national and local tax registration certificates and has complied with all requirements imposed by such Governmental Entities.  No submissions made to any Governmental Entity in connection with obtaining Tax exemptions and preferential Tax treatments contained any material misstatement or omission that would have prevented the granting of such Tax exemptions or preferential Tax treatments.  None of the PRC Subsidiaries has received any written notice with respect to the repeal, cancellation or revocation of any such Tax exemptions, preferential Tax treatments and financial subsidies.

(f)                                   The Company believes that it was a passive foreign investment company within the meaning of section 1297 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, for the years ended December 31, 2013 and December 31, 2014, respectively.

Section 3.16                             Intellectual Property.

(a)                                 Except as set forth on Section 3.16(a) of the Company Disclosure Schedule or as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and the Company Subsidiaries own and possess all right, title and interest, free and clear of all Liens (other than license agreements executed in the ordinary course of business and Permitted Liens), or have valid and enforceable license rights under all patents, patent applications, trademarks, service marks, tradenames, copyrights, databases, domain names, social media accounts and other intellectual or industrial property rights that (i) the Company or Company Subsidiaries purport to have any right, title or interest in or to, and/or (ii) are used or exploited in the business or activities of the Company or Company Subsidiaries (collectively, the “Company Intellectual Property Rights”).

(b)                                 Except as set forth on Section 3.16(b) of the Company Disclosure Schedule and as would not, individually or in the aggregate, have a Material Adverse Effect, (i) there is not pending against the Company or any of the Company Subsidiaries, any Legal Proceeding by any third party contesting the validity, enforceability, ownership or other right, title or interest of any Company Intellectual Property Right; (ii) to the Company’s knowledge, all patent rights within the Company Intellectual Property Rights and all registered Company Intellectual Property Rights and applications therefor have been duly filed or registered (as applicable) with the applicable Governmental Entity or other applicable person, have been maintained, including the submission of all necessary filings and fees in accordance with the legal, administrative and other requirements, and have not lapsed, expired or been abandoned; (iii) to the Company’s knowledge, no Company Intellectual Property Rights have been infringed, misappropriated, unlawfully used or otherwise violated by any third party; (iv) to the Company’s knowledge, there is no unauthorized use, disclosure, misappropriation or other violation of any Company Intellectual Property Rights by any current or former officer, manager, director, stockholder, member, employee, consultant or independent contractor of the Company or the Company Subsidiaries; (v) the Company and the Company Subsidiaries have taken reasonable steps to protect the confidentiality and value of their trade secrets and other know-how; and (vi) no Company Intellectual Property Rights (or any tangible embodiment thereof) are subject to any outstanding Order and is not subject to any Contract or other arrangement restricting or limiting the use, transfer, delivery or licensing thereof by the Company or any Company Subsidiary.

(c)                                  Except as set forth on Section 3.16(c) of the Company Disclosure Schedule and as would not, individually or in the aggregate, have a Material Adverse Effect, (i) to the knowledge of the Company, the business or activities of the Company and the Company Subsidiaries (including the commercialization and exploitation of the products and services of the Company and the Company Subsidiaries) have not in the past five (5) years and do not infringe, misappropriate, unlawfully use or otherwise violate any intellectual property or industrial rights of any third party; and (ii) to the knowledge of the Company, neither the Company nor any of the Company Subsidiaries has received any written notice or other written communication asserting that the business or activities of the Company or any of the Company Subsidiaries (including the commercialization and exploitation of the products and services of the Company or the Company Subsidiaries) infringe, misappropriate, unlawfully use or otherwise violate any intellectual property or industrial rights of any third party.

(d)                                 To the Company’s knowledge, the Company has not incorporated into or used in the delivery of any product or service of the Company or the Company Subsidiaries any software distributed as “open source software” or under a similar licensing or distribution model (“Open Source Software”) in any manner that would (i) create, or purport to create, obligations with respect to Company Intellectual Property Rights or grant, or purport to grant, to any third party, any rights or immunities under any material Company Intellectual Property Rights or (ii) impose any material limitation, restriction or condition on the right of the Company to use or distribute any material Company Intellectual Property. With respect to any Open Source Software that is or has been used by the Company or the Company Subsidiaries in any way, to the knowledge of the Company, the Company and the Company Subsidiaries have been and are in material compliance with all applicable licenses with respect thereto.

(e)                                  Except as set forth on Section 3.16(f) of the Company Disclosure Schedule, neither the Company nor the Company Subsidiaries have entered into any contract or other arrangement to indemnify any person against any charge of infringement, misappropriation, unauthorized use or other violation of any intellectual property or industrial rights.

(f)                                   Neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby nor the consummation of any of the Transactions will contravene, conflict with or result in any limitation on Parent’s or any of Parent’s affiliates’, or on the Company’s or any Company Subsidiary’s, right, title or interest in or to any Company Intellectual Property Rights.

(g)                                  All current officers, employees and consultants of the Company and the Company Subsidiaries are subject to the Company’s code of conduct which contains provisions regarding the protection of proprietary information and the assignment to the Company of any intellectual property or industrial rights arising from services performed for the Company or the Company Subsidiaries.

Section 3.17                             Environmental Matters.

(a)                                 Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each of the Company Subsidiaries are now and have been since January 1, 2013 in compliance with all applicable Environmental Laws, and possess and are now and have been since January 1, 2013 in compliance with all applicable Environmental Permits necessary to operate the business as presently operated.

(b)                                 For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)                                     “Environmental Laws” means all laws relating to (A) Releases or threatened Releases or Hazardous Materials; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials; (C) the environment; or (D) the protection of human health and safety.

(ii)                                  “Environmental Permits” means all permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

(iii)                               “Hazardous Materials” means any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

(iv)                              “Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property.

Section 3.18                             Contracts.

(a)                                 Except for (A) this Agreement, (B) any Contract filed as an exhibit to the SEC Reports and (C) as set forth in Section 3.18(a) of the Company Disclosure Schedule, as of the date hereof, none of the Company or the Company Subsidiaries is a party to or bound by any of the following Contracts (a “Material Contract”):

(i)                                     any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)                                  any Contract that would be required to be disclosed pursuant to Item 7B of Form 20-F under the Exchange Act;

(iii)                               any Contract that relates to a joint venture, partnership or other similar agreement or arrangement (or the formation, creation, operation, management or control thereof), in each case, that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(iv)                              any Contract that relates to indebtedness for borrowed money having an outstanding principal amount in excess of US$2,000,000, other than any indebtedness between or among any of the Company and any Company Subsidiary;

(v)                                 any Contract that involves the acquisition from another person or disposition to another person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration under such Contract (or series of related Contracts) in excess of US$2,000,000 (other than acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business) for which a binding agreement has been entered into but has not been closed or consummated;

(vi)                              any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any Company Subsidiary, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of any guaranty by the Company or any Company Subsidiary;

(vii)                           any Contract under which the Company or the Company Subsidiaries acquired any right, title or interest in, under or to any material Company

Intellectual Property Rights (other than non-exclusive licenses or sublicenses that are available to the public generally and were obtained by the Company or Company Subsidiaries in the ordinary course of business) and any Contract under which the Company or Company Subsidiaries granted to any third party any right, title or interest in, under or to any material Company Intellectual Property Rights (other than a non-exclusive license or sublicense granted in the ordinary course of business);

(viii)                        any Contract pursuant to which the Company or any Company Subsidiary has provided funds to or made any loan, capital contribution or other investment in, or assumed, guaranteed or agreed to act as a surety in excess of US$2,000,000 with respect to any liability of, any person that is neither the Company nor any Company Subsidiary;

(ix)                              any Contract for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company or any Company Subsidiary (other than Company Stock Options, Company RSUs, Company Restricted Shares or otherwise pursuant to a Company Plan as referenced in Section 3.3), or for the purchase of any debt or equity security or other ownership interest of any person (other than the Company or any Company Subsidiary) that has a fair market value or purchase price in excess of US$2,000,000;

(x)                                 any Contract that is material to the Company and the Company Subsidiaries, taken as a whole, and that purports to limit, curtail or restrict the ability of the Company or any Company Subsidiary to compete or freely engage in any line of business or in any geographic area or that grants the other party or any third person “most favored nation” or similar status, any type of special discount rights, or any right of first refusal, first notice or first negotiation;

(xi)                              any Contract that is material to the Company and the Company Subsidiaries, taken as a whole, and that requires a consent relating to a “change of control” or would prevent or materially delay the ability of the Company to consummate the Transactions in accordance with this Agreement;

(xii)                           any Contract obligating the Company or any Company Subsidiary to indemnify or hold harmless any person in an amount in excess of US$2,000,000.

(xiii)                        any Contract between the Company or any Company Subsidiary, on the one hand, and any officer or director of the Company or any Company Subsidiary, any record or beneficial owner of five percent (5%) or more of the voting securities of the Company, or any affiliate or family member of any such officer, director or record or beneficial owner (other than the Termination Agreement), on the other hand, under which there are material rights or obligations outstanding;

(xiv)                       any employment, consulting or professional services Contract with a Key Employee;

(xv)                          any other Contract, whether or not made in the ordinary course of business consistent with past practice, that (A) involves a future or potential liability or receivable, as the case may be, in excess of US$2,000,000 on an annual basis and (B) has a term greater than one (1) year and cannot be cancelled by the Company or a Company Subsidiary without penalty or further payment and without more than sixty (60) days’ notice; or

(xvi)                       any Control Agreements.

(b)                                 Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or a Company Subsidiary and in full force and effect, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law), (ii) the Company and each of the Company Subsidiaries, as applicable, have performed all obligations required to be performed by them to date under each Material Contract, (iii) to the knowledge of the Company, as of the date of this Agreement, no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company or any Company Subsidiary under any Material Contract, (iv) no other party to any such Material Contract is, to the knowledge of the Company, in material default in any respect thereunder and (v) to the knowledge of the Company, as of the date of this Agreement, no other party to any such Material Contract has indicated in writing its intent to terminate such Material Contract.

Section 3.19                             Affiliate Transactions.  Other than the Termination Agreement, there are no Contracts, transactions, indebtedness or other agreements or arrangements (including any direct or indirect ownership interest in any property or assets used in or necessary for use in the conduct of business by the Company or any Company Subsidiary) between the Company or any Company Subsidiary, on the one hand, and (a) any officer or director of the Company or any Company Subsidiary; (b) any record or beneficial owner of five percent (5%) or more of the voting securities of the Company; or (c) any affiliate or family member of any such officer, director or record or beneficial owner, on the other hand (collectively, “Affiliate Transactions”), other than (x) payment of salary or fees in the ordinary course of the Company’s or the relevant Subsidiary’s business for services rendered by such person in their capacity as an officer, director or employee of the Company or any of the Company Subsidiaries, (y) reimbursement for expenses actually incurred on behalf of the Company or any of the Company Subsidiaries and (z) other employee benefits, including pursuant to a Company Plan, in each case, in the ordinary course of business consistent with past practice and in compliance with Company policies regarding compensation and benefits.

Section 3.20                             Opinion of Financial Advisor.  Lazard Asia (Hong Kong) Limited (the “Financial Advisor”) has delivered to the Independent Committee its written opinion (or oral opinion to be confirmed in writing), dated July 25, 2015, to the effect that, as of such date, the Per Share Merger Consideration to be paid to the holders of the Shares and the Per ADS Merger Consideration to be paid to the holders of ADSs in the Merger (in each case, other than holders of Excluded Shares, including Excluded Shares represented by ADSs, and other than the Founder Shareholders) is fair, from a financial point of view, to such holders. A copy of such written opinion has been or will be delivered to Parent promptly following receipt thereof by the Independent Committee, for informational purposes only.

Section 3.21                             Brokers.  Except for the Company’s obligations to the Financial Advisor, the fees and expenses of which will be paid by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s, advisory or other fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 3.22                             Takeover Statute.  The Company is not a party to any shareholder rights plan or “poison pill” agreement.  No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”), or any similar anti-takeover provision in the Company M&A, is applicable to the Company, the Shares, the Merger or any of the other Transactions.

Section 3.23                             Termination Agreement.  Concurrently with the execution of this Agreement, the Termination Agreement has been executed by each of the parties thereto (other than Parent) and delivered to each of the parties thereto (including Parent).  Assuming due authorization, execution and delivery of the Termination Agreement by Parent and the VIE Shareholders, the Termination Agreement is in full force and effect and is valid, binding and enforceable obligations of each of the parties thereto. No approvals or actions by any third party, including any Governmental Entity, are required in connection with the transactions contemplated by the Termination Agreement, unless otherwise specified therein. To the knowledge of the Company, no event has occurred that, with or without notice, lapse of time or both, would constitute a default under the terms of the Termination Agreement on the part of any party to the Termination Agreement that is an affiliate of the Company.

Section 3.24                             Equity Transfer Agreements.  Assuming due authorization, execution and delivery of the Equity Transfer Agreements by Parent and the VIE Shareholders, each of the Equity Transfer Agreements is in full force and effect and is valid, binding and enforceable obligations of each of the parties thereto. No approvals or actions by any third party, including any Governmental Entity, are required in connection with the transactions contemplated by the Equity Transfer Agreements, unless otherwise specified therein or in the Termination Agreement. Upon the closing of such transactions pursuant to the terms of the Equity Transfer Agreements, the Company or its designated affiliate will be the owner of all of the outstanding equity interests of the VIE, free and clear of all liens. To the knowledge of the Company, no event has occurred that, with or without notice, lapse of time or both, would constitute a default under the terms of the Equity Transfer Agreements on the part of any party (other than Parent) to the Equity Transfer Agreements.

Section 3.25                             No Additional Representations.  Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company, any Company Subsidiary or their respective business, operations, assets, liabilities, condition

(financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their respective affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing (provided that such documentation, forecasts or such other information was delivered or disclosed in good faith and not in furtherance of any fraud, intentional misrepresentation, intentional misconduct or criminal activity by the Company or any Company Subsidiary).  Neither the Company nor any other person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their respective affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT
AND MERGER SUB

Except as set forth in the specific section or subsection of the disclosure schedule delivered by Parent to the Company prior to or contemporaneously with the execution of this Agreement (the “Parent Disclosure Schedule”) corresponding to a section or subsection of this Article IV (it being agreed that any matter or information disclosed in any such specific section or subsection of the Parent Disclosure Schedule (whether or not an explicit cross reference appears) will be deemed to be disclosed with respect to any other section or subsection of the Parent Disclosure Schedule and any other representation or warranty made in Article IV, in each case, if it is reasonably apparent from such disclosure that such matter or information is relevant to such other section or subsection of the Parent Disclosure Schedule or this Article IV, as applicable), each of Parent and Merger Sub (when established) hereby, jointly and severally, represents and warrants to the Company that:

Section 4.1                                    Organization.  Parent is a company limited by shares duly organized, validly existing and in good standing under the laws of the People’s Republic of China. Merger Sub, when established by Parent, will be an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and will be a wholly-owned Subsidiary of Parent.  Each of Parent and Merger Sub has all requisite corporate or similar power and authority to own, operate and lease its properties and assets and to carry on its business as now being (or will be) conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Parent Material Adverse Effect.  For purposes of this Agreement, a “Parent Material Adverse Effect” means any event, change, occurrence or effect that would, or would reasonably be expected to, prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions in accordance with this Agreement.

Section 4.2                                    Capitalization. One hundred percent (100%) of the issued and outstanding share capital of Merger Sub (when established) will be owned by Parent free and clear of all Liens, and the issued and outstanding share capital of Merger Sub will be duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof.

Section 4.3                                    Operation of Merger Sub.  Merger Sub will be formed solely for the purpose of engaging in the Transactions, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incidental to its formation and capitalization or pursuant to this Agreement or in connection with the Merger and the other Transactions. Merger Sub will not have any subsidiaries.

Section 4.4                                    Authority.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Parent Requisite Shareholder Vote, to perform its respective obligations hereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions, have been duly and validly authorized by all necessary corporate action by the boards of directors of Parent and Merger Sub and have been duly and validly authorized by all necessary actions by the shareholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the Transactions, subject, in the case of the consummation of the Merger, to the approval of this Agreement by the Parent Requisite Shareholder Vote.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, or general equitable principles (whether considered in a proceeding in equity or at law).  No vote or consent of the holders of any equity interest of Parent is necessary to approve this Agreement or the Transactions, other than the Parent Requisite Shareholder Vote.

Section 4.5                                    No Conflict; Required Filings and Consents.

(a)                                 The execution, delivery and performance of this Agreement by Parent and Merger Sub do not and will not (i) conflict with or violate the respective Organizational Documents of Parent or Merger Sub, assuming the Parent Requisite Shareholder Vote has been obtained and all filings and obligations contemplated by subsection (b) below have been made or satisfied; (ii) conflict with or violate any law or Order applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound, assuming that all consents, approvals, authorizations and other actions contemplated by subsection (b) below have been obtained or taken; or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)                                 The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Transactions by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) filings or notices required for compliance with the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder; (ii) the filings and receipt, termination or expiration, as applicable, of such approvals or waiting periods as may be required under the Antitrust Law of the PRC; (iii) the filing of the Plan of Merger and related documentation with the Registrar and publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Law; (iv) the following filings and approvals with or by Governmental Entities in the PRC with respect to the Transactions: (A) the filings with NDRC and MOFCOM with respect to the consummation of the Transactions by Parent and Merger Sub; (B) the approvals of or filings with the Ministry of Education and/or the Ministry of Finance with respect to the consummation of the Transactions by Parent and Merger Sub (if applicable) and (C) the filing with SAFE (directly or through an authorized bank, as the case may be) in connection with the Transactions, including filings or approvals for conversion of RMB funds into U.S. dollar funds and transfer of U.S. dollar funds to Merger Sub or the Paying Agent pursuant to or in connection with this Agreement (to the extent that funding in U.S. dollars is required thereunder) (such approvals in this clause (iv) collectively, the “Overseas Investment Approvals”); (v) the filing with SZSE and the approval of CSRC (if applicable), in each case with respect to the consummation of the Transactions by Parent and Merger Sub; (vi) the items listed in Section 4.5(b)(vi) of the Parent Disclosure Schedule; and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.6                                    Absence of Litigation.  As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened against Parent, Merger Sub or any of their subsidiaries, other than such Legal Proceeding that would not individually, or in the aggregate, have a Parent Material Adverse Effect.  As of the date of this Agreement, none of Parent, Merger Sub, any of their respective subsidiaries or any of their respective properties is subject to any Order that would individually, or in the aggregate, have a Parent Material Adverse Effect.  As of the date of this Agreement, there is no Action pending or to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub which would individually, or in the aggregate, have a Parent Material Adverse Effect.

Section 4.7                                    Adequacy of Funds.  The Guarantor has and, prior to or at the Closing, Parent will have sufficient funds to satisfy all of its applicable monetary and other obligations under this Agreement including the obligation to pay the merger consideration and any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions (including all related fees and expenses) and to fund the Exchange Fund in accordance herewith, subject to receipt of the Overseas Investment Approvals.

Section 4.8                                    Guarantee.  Concurrently with the execution of this Agreement, Parent has caused the Guarantor to deliver to the Company the duly executed Guarantee.  The Guarantee is in full force and effect and is a valid, binding and enforceable obligation of the Guarantor, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). No event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee.

Section 4.9                                    Ownership of Shares.  Except as set forth in Section 4.9 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries owns (directly or indirectly, beneficially or of record) any Shares, and neither Parent nor any of its subsidiaries holds any rights to acquire or vote any Shares, except pursuant to this Agreement.

Section 4.10                             Solvency.  Merger Sub has no liabilities other than liabilities incidental to its formation or relating to the transactions contemplated by this Agreement and the Buyer Group Contracts.  Assuming the satisfaction of the conditions to the obligations of Parent, Merger Sub and the Company to consummate the Merger as set forth in Section 7.1, Section 7.2 and Section 7.3, as applicable, immediately after giving effect to the Merger contemplated hereby, including the payment of the aggregate Per Share Merger Consideration, the aggregate Per ADS Merger Consideration and all other amounts required to be paid in connection with the consummation of the Merger (including all related fees and expenses), the Surviving Company shall (A) immediately following the Effective Time be able to pay its debts as they become due, and (B) not have, immediately following the Effective Time, unreasonably small capital to conduct its business in the ordinary course that is consistent with the day-to-day normal operations of the Company immediately prior to the Effective Time.

Section 4.11                             Independent Investigation.  Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that as of the date of this Agreement, it, its affiliates and their respective Representatives have been provided sufficient access to the personnel, properties, facilities and records of the Company and the Company Subsidiaries for such purpose.  In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.12                             Buyer Group Contracts.  Parent has delivered to the Company a true, correct and complete copy of each of the Buyer Group Contracts.  As of the date of this Agreement, other than such Buyer Group Contracts, there are no side letters or other oral or written Contracts, agreements, arrangements or understandings (whether or not legally enforceable) relating to the Transactions between Parent and/or Merger Sub and/ or the Guarantor and/or their respective affiliates, on the one hand, and any of the VIE Shareholders and/or their respective affiliates, on the other hand. Other than the Support Agreement, except as entered into with the prior written consent of the Independent Committee, there are no Contracts (i) between Guarantor, Parent, Merger Sub or any of their affiliates (excluding the Company and the Company Subsidiaries), on the one hand, and any of the Company’s or the Company Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the

Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.13                             Brokers. Except for CITIC Securities Company Limited, no broker, finder or investment banker is entitled to any brokerage, finder’s, advisory or other fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.14                             Non-Reliance on Company Estimates.  The Company has made available to Parent and Merger Sub (when formed), and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and the Company Subsidiaries and certain plan and budget information.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, the Company Subsidiaries or their respective affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its affiliates and their respective Representatives not to, hold any such person liable with respect thereto.

Section 4.15                             No Additional Representations.  Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its affiliates or Representatives notwithstanding the delivery or disclosure to the Company or any of its affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions and the Company acknowledges the foregoing.  Subject to foregoing, neither Parent, Merger Sub nor any other person will have or be subject to any liability or indemnity obligations to the Company or any other person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its affiliates or Representatives, or its use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1                                    Conduct of Business of the Company Pending the Merger.

(a)                                 The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (A) as expressly permitted by any other provision of this Agreement or required by applicable law, (B) as set forth in Section 5.1(a) of the Company

Disclosure Schedule, or (C) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall:

(i)                                     conduct the businesses and operations of the Company and the Company Subsidiaries (A) in the ordinary course and in a manner consistent with past practice in all material respects, and (B) in compliance with all applicable laws;

maintain its and the Company Subsidiaries’ existence in good standing under applicable laws and use commercially reasonable efforts to preserve intact its and the Company Subsidiaries’ current business organization, keep available the services of its and the Company Subsidiaries’ current officers and current employees and maintain its and the Company Subsidiaries’ relations and goodwill with all material suppliers, customers, distributors, landlords, creditors, licensors, licensees, and other persons having material business relationships with the Company and the Company Subsidiaries, in each case in a manner consistent with past practice in all material respects;

(iii)                               assure that each of its and the Company Subsidiaries’ Contracts (other than with Parent) entered into after the date hereof will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, to the extent that any such Contract is material to the Company and the Company Subsidiaries, taken as a whole, or that any failure to obtain any such consent, waiver or novation or such change or termination would, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole;

(iv)                              promptly notify Parent of (A) any notice or other communication (in writing or, to the knowledge of the Company, otherwise) from any person alleging that the consent of such person is or may be required in connection with any of the Transactions; (B) any material Legal Proceeding commenced, or, to the knowledge of the Company, threatened against, relating to or involving or otherwise materially affecting the Company’s business or that relates to the consummation of the Transactions; or (C) any notice or other communication from any Governmental Entity in connection with the Transactions.

(b)                                 Except (A) as expressly permitted by any other provision of this Agreement or required by applicable law, (B) as set forth in Section 5.1(b) of the Company Disclosure Schedule (referencing specifically the appropriate subclause below), or (C) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed; provided, that, with respect to any action set forth in clause (b), the consent of Parent shall be deemed to have been given if Parent does not respond within five (5) Business Days from the date of the actual receipt by Parent of a request in writing delivered by the Company in accordance with the notice provisions set forth in Section 9.2, which request for consent references this Section 5.1(b) and sets forth the specific action requested to be consented to and the Company’s reasons therefor), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections in this clause (b), such action shall be expressly permitted under Section 5.1(a)):

(i)                                     amend or otherwise change the Company M&A or Organizational Documents or any similar governing instruments of the Company or a Company Subsidiary;

(ii)                                  issue, grant, deliver, sell, pledge, dispose of, transfer, subject to any Lien or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including stock appreciation rights, phantom stock or similar instruments) of the Company or any Company Subsidiary (in each case except for the issuance of Shares upon the exercise of Company Stock Options or Company RSUs outstanding on the date hereof, in accordance with the terms of any Company Plan);

(iii)                               declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the capital stock of the Company or any Company Subsidiary (except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary) or enter into any agreement with respect to the voting or registration of its capital stock;

(iv)                              reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company (other than the acquisition of Shares tendered by employees or former employees in connection with a cashless exercise of Company Stock Options or in order to pay Taxes in connection with the vesting or exercise of any grants (including Company Stock Options and Company RSUs) pursuant to the terms of the Company Stock Plan), or reclassify, combine, split or subdivide or amend the terms of any capital stock or other ownership interests of any of the Company Subsidiaries;

(v)                                 (A) directly or indirectly acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) in one transaction or any series of related transactions any equity interests in any corporation, partnership or other business organization or division thereof or any material assets in excess of US$3,000,000 other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts; or (B) sell, pledge, mortgage, lease, license, grant any interest in, subject to any Lien or permit to exist any Lien on, transfer or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise), any of the material property or assets of the Company or any Company Subsidiary (including any Real Property) in excess of US$3,000,000 except (1) dispositions of obsolete, surplus or worn-out assets or assets that are no longer useful in the conduct of the business of the Company and the Company Subsidiaries; (2) transfers among the Company and the Company Subsidiaries; or (3) in the ordinary course of business consistent with past practice (which for the avoidance of doubt and without limitation to the foregoing shall be deemed to include the sale or other disposition of supply or inventory in the ordinary course of business);

(vi)                              other than in the ordinary course of business consistent with past practice, terminate, cancel, transfer, assign, license, encumber or agree to any material change in or material express waiver of rights of a party (other than the Company or a Company Subsidiary) under any Material Contract, or enter into or amend in any material respect any Contract that, if existing on the date hereof, would be a Material Contract; provided, that, the Company and the Company Subsidiaries may renegotiate the terms of, or otherwise extend, any Material Contract that expired in accordance with its terms during the one (1) month period prior to the date hereof and is listed on Schedule 6.1(b)(vi) or is scheduled to expire in accordance with its terms within six (6) months after the date hereof, in each case on terms substantially consistent with, or more favorable to the Company than, the terms of such Material Contract at the time of expiration;

(vii)                           (A) transfer, sell, assign, mortgage, surrender, encumber, grant any security interest in, divest, cancel, disclaim, abandon, allow to lapse or expire (including by failure to pay required fees), dedicate to the public, or otherwise dispose of, any material Company Intellectual Property Rights owned by the Company or any of its Subsidiaries, other than cancellation, abandonment, allowing to lapse or expire such Company Intellectual Property Rights that are no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date hereof; (B) grant any material licenses or other material Contracts to any third party or enter into any covenant not to sue with respect to any material Company Intellectual Property Rights owned by the Company or any of its Subsidiaries except non-exclusive licenses in the ordinary course of business; (C) disclose to any Person any material trade secrets which are proprietary to the Company and the Company Subsidiaries except pursuant to valid and appropriate non-disclosure or license agreements or pursuant to obligations to maintain the security and confidentiality thereof arising by operation of law; or (D) fail to continue to follow and practice the intellectual property, information security, and privacy measures, policies and procedures of the Company or its Subsidiaries in substantially the same manner, consistent with past practice;

(viii)                        incur, issue, renew, prepay, syndicate, refinance or modify in any material respect the terms of any indebtedness for borrowed money, or assume or guarantee, or otherwise as an accommodation become responsible for, indebtedness for borrowed money owed by any other person, or make, forgive or cancel any loans, advances or capital contributions to, or investments in, any other person (other than a wholly owned Company Subsidiary or acquisitions permitted by subparagraph (v)(A) above), in each case in an amount in excess of US$5,000,000 individually or US$10,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice (including any borrowings under a credit agreement and in respect of letters of credit);

(ix)                              except (v) as may be required under applicable Law, (w) to the extent required under any Company Plan as existing on the date hereof, (x) as may be required pursuant to the terms of employment, severance, retention, change in control, consulting, termination or similar type of Contract existing as of the date hereof, (y) as expressly permitted pursuant to Section 2.3 in the case of any acceleration or cancellation of equity awards under the Company Stock Plan and (z) in the ordinary course of business and in a manner consistent with past practice, (A) increase the compensation payable or to become payable (including bonus grants and retention payments) or increase or accelerate the vesting of any benefits provided, or pay or award any payment or benefit, to its Company Employees in any material respect that is outside the ordinary course of business; (B) grant any severance or termination pay or retention payments or benefits to, or enter into or materially amend or terminate any employment, severance, retention, change in control, consulting or termination Contract with, any Company Employees; (C) establish, adopt, enter into or materially amend or terminate any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund or policy for the benefit of any Company Employees; (D) pay or make, or agree to pay or make, any accrual or other arrangement for, or take, or agree to take, any action to fund or secure payment of, any severance, pension, indemnification or retirement allowance, or other benefits; (E) hire, elect or appoint any officer, director or employee; or (F) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any Key Employee of the Company, in each case, other than for cause;

(x)                                 make any material change in any financial or Tax accounting principles, policies, methods or procedures used by the Company, except as may be required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xi)                              (A) make, change or revoke any material Tax election not required by law; (B) enter into any release, settlement or compromise of any material Tax liability; (C) file any material amended Tax Return (except as required by applicable law) or waive any statute of limitations with respect to any material Tax claim or assessment; (D) change (or file a request to change) any method of Tax accounting or any annual Tax accounting period not required by law; (E) surrender any right to claim a material Tax refund; or (F) fail to duly and timely file all material Tax Returns and other documents required to be filed with any taxing authority in accordance with past practice (taking into account any extension of time within which to file such Tax Return);

(xii)                           Subject to Section 6.11, settle or compromise any litigation, audit, claim or other Legal Proceeding involving the payment of more than US$2,000,000;

(xiii)                        except for this Agreement, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization involving the Company or any Company Subsidiary (other than among the Company Subsidiaries);

(xiv)                       enter into, amend or modify any Affiliate Transactions;

(xv)                          make any single capital expenditure in excess of US$3,000,000 or capital expenditures that are, in the aggregate, in excess of US$5,000,000 for the

Company and the Company Subsidiaries, taken as a whole, except in each case for other expenditures necessary to maintain existing assets in good repair, consistent with past practice;

(xvi)                       authorize or agree to take any of the actions described in Section 5.1(a)(i)-(xiii).

Section 5.2                                    Conduct of Business by Parent and Merger Sub Pending the Merger.  Each of Parent and Merger Sub (when established) agrees that, from the date hereof to the Effective Time, it shall not: (i) take any action or fail to take any action that is intended to or, to the knowledge of Parent or Merger Sub, would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement, the Termination Agreement and Equity Transfer Agreements.

Section 5.3                                    No Control of the Company’s Business.  Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1                                    Proxy Statement; Parent Approvals.

(a)                                 As soon as practicable but in any event within twenty-five (25) Business Days following the date of this Agreement, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare and cause to be filed the Proxy Statement with the SEC on Form 6-K. Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall furnish all information concerning such party and its affiliates to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and resolution of comments from the SEC. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub a reasonable opportunity to review and comment on such document or response and (ii) shall consider in good faith all comments reasonably proposed by Parent and Merger Sub.

(b)                                 If at any time prior to the Company Shareholders Meeting, any information relating to the Company, Parent Merger Sub or any of their respective affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 in order for (y) the Proxy Statement and the Schedule 13E-3 to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (z) the shareholders of the Company to be able to make an informed decision on whether to attend the Company Shareholders Meeting and how to vote, the party that discovers such information shall promptly notify each other party and an appropriate amendment or supplement to address the issue shall be promptly prepared by the Company, Parent and Merger Sub and filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

(c)                                  Each of the Company, Parent and Merger Sub shall ensure that all documents that it is responsible for filing with and/or furnishing to the SEC in connection with any of the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, Exchange Act and the rules and regulations promulgated thereunder, other than with respect to any information supplied by the other parties.

(d)                                 Notwithstanding the foregoing or anything else herein to the contrary, in connection with any disclosure regarding a Change in Recommendation made pursuant to the terms of this Agreement, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

(e)                                  Parent shall, as promptly as reasonably practicable and in any event within 120 days following the date hereof, duly call and convene the shareholders’ meeting of Parent to adopt resolution(s) approving: (i) the Transactions, including the Merger; and (ii) Parent’s performance of this Agreement and other related documents to which Parent or Merger Sub is a party, to the extent such performance is subject to approval by Parent’s shareholders.  As promptly as reasonably practicable after the date hereof and in any event within 120 days following the date hereof, Parent further agrees and undertakes to take all necessary actions to complete, or procure to be completed, documents and actions that are required under applicable laws (including the relevant rules of the SZSE) to convene Parent’s shareholders’ meeting, which documents shall comply in all material respects with applicable laws. Subject to Section 6.3(b), the Company and the relevant Company Subsidiaries shall promptly provide Parent or its advisors, as soon as reasonably practicable after any written request therefor by Parent or its advisors on behalf of Parent, any documents or other information required by Parent under applicable law and/or the rules of the SZSE in connection with Parent’s shareholders’ meeting. The Company and the relevant Company Subsidiaries shall also take all actions reasonably requested by Parent to assist Parent in preparing meeting materials for Parent’s shareholders’ meeting.

Section 6.2                                    Company Shareholders Meeting.

(a)                                 The Company shall, promptly after the SEC confirms that it has no further comments on the Schedule 13E-3 or Proxy Statement, (i) establish a record date for determining shareholders of the Company entitled to vote at the meeting of the shareholders for the purposes of authorizing and approving this Agreement, the Plan of Merger, the Equity Transfer Agreements, the Termination Agreement and the consummation of the Transactions including the Merger (the “Company Shareholders Meeting”), (ii) prepare and mail or cause to be mailed or otherwise disseminate the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K to the SEC), including Shares represented by ADSs, as of the record date established for the Company Shareholders Meeting, (iii) instruct or otherwise cause the Depositary to (A) fix the record date established by the Company for the Company Shareholders Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders, in each case, in accordance with and subject to the terms of the Deposit Agreement, and (iv) otherwise take, in accordance with applicable Law and its memorandum and articles of association, all action necessary to call, give notice of, and convene the Company Shareholders Meeting (which in any event the Company shall convene no later than twenty-five (25) Business Days after the distribution of the Proxy Statement to the Company’s shareholders. Once the Company has established the record date for the Company Shareholders Meeting, the Company shall not change such record date or establish a different record date without the prior written consent of Parent, unless required to do so by applicable Law. Without the consent of Parent, authorization and approval of this Agreement, the Plan of Merger, the Equity Transfer Agreements, the Termination Agreement and the consummation of the Transactions including the Merger are the only matters (other than procedural matters) that shall be proposed to be acted upon by the shareholders of the Company at the Company Shareholders Meeting.

(b)                                 For the avoidance of doubt and notwithstanding the provisions of this Article VI, in the event that, subsequent to the date hereof, the Company Board (acting at the direction of the Independent Committee) (i) makes a Change of Recommendation pursuant to the terms of this Agreement and/or (ii) authorizes the Company to terminate this Agreement pursuant to Section 8.3, the Company shall nevertheless submit this Agreement to the shareholders for approval at the Company Shareholders Meeting in accordance with this Section 6.2, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Shareholders Meeting.

(c)                                  At the Company Shareholders Meeting, Parent shall vote, or cause to be voted, all of the Shares or ADSs, if any, over which Parent or Merger Sub otherwise has, directly or indirectly, voting power in favor of the authorization and approval of this Agreement, the Plan of Merger, the Termination Agreement and the Transactions, including the Merger.

Section 6.3                                    Access to Information.

(a)                                 Except as otherwise prohibited by applicable Law or the terms of any Contract to which the Company or any of the Company Subsidiaries is subject (provided, that the Company shall use its commercially reasonable efforts (including promptly notifying Parent in writing of any consent so obtained or failed to be so obtained and otherwise taking all actions reasonably requested by Parent)  to promptly obtain any consent required under such Contract so that the Company may comply with the terms of this Section 6.3(a)), from the date of this Agreement until the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, (i) provide to Parent and Parent’s Representatives reasonable access, during normal business hours and upon prior reasonable notice, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof (including Tax Returns); and (ii) furnish Parent with such information concerning the business, operations, financial condition, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request (which request shall not be unreasonably denied, conditioned or delayed). Any investigation by Parent or its Representatives pursuant to this Section 6.3 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company and the Company Subsidiaries.  Subject to the preceding sentences of this Section 6.3(a), the Company shall, and shall procure that the relevant Company Subsidiaries shall, reasonably cooperate with Parent and Parent’s Representatives in connection with any inspection and/or evaluation requested or conducted pursuant to this Section 6.3(a).

(b)                                 Notwithstanding the foregoing subsection (a), neither the Company nor any of the Company Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege, work-product doctrine or other applicable privilege of the Company or any Company Subsidiary or contravene any applicable law, provided, that the Company shall work in good faith to provide to Parent the maximum access to such information that may be possible without such jeopardizing or contravention, including by providing to Parent summaries or excerpts to the maximum extent possible.

Section 6.4                                    Confidentiality.  Prior to the Effective Time, each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and the Company Subsidiaries furnished to Parent or Merger Sub in connection with the Transactions in accordance with the Confidentiality Agreement, dated May 29, 2015 (as may be amended from time to time, the “Confidentiality Agreement”), between Parent and the Company, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms, provided, that the Company, Parent or Merger Sub, as applicable, shall be permitted to disclose such information otherwise prohibited to be disclosed pursuant to the foregoing clause or the Confidentiality Agreement to the extent that (i) such disclosure is required to obtain any consent, authorization, filing, license, order, permit, record, registration or permission required to be obtained by the Company, Parent and/or Merger Sub in connection with any of the Transactions and pursuant to the provisions of this Agreement, or (ii) such disclosure is required by the relevant rules of SZSE. Parent shall be responsible for any unauthorized disclosure of any information provided or made available pursuant to this Article VI by any of its Representatives.

Section 6.5                                    Acquisition Proposals.

(a)                                 Notwithstanding any other provision to the contrary contained herein, during the Go-Shop Period, the Company, the Company Subsidiaries and their respective Representatives shall have the right to, directly or indirectly, (i) initiate, solicit or knowingly encourage, assist or facilitate (or publicly propose or announce any intention or desire to do any of the foregoing) any inquiries regarding, or the making of any proposals, offers, requests, correspondence or other communications that constitute or would reasonably be expected to lead to, an Acquisition Proposal; (ii) engage in, continue, or otherwise participate in any negotiations or discussions concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of the Company Subsidiaries in connection with, any effort or attempt by any other person to seek to do or that would reasonably be expected to lead to an Acquisition Proposal; (iii) comply with any request for non-public information relating to the Company or any Company Subsidiary or for access to any of the properties, books or records of the Company or any Company Subsidiary by any person and/or (iv) waive, terminate, modify, or fail to enforce any standstill or similar provision in any confidentiality agreement or other agreement with any person (any person with which, or with respect to which, the actions described in clauses (i) through (iv) are taken, a “Solicited Person”); provided, that prior to providing any non-public information concerning the Company or the Company Subsidiaries to a Solicited Person, such Solicited Person shall have entered into a customary confidentiality agreement that has terms at least as restrictive as those contained in the Confidentiality Agreement (except only for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement); provided, further, that the Company shall provide to Parent prior to or simultaneously with the delivery of any such information to the person making such Acquisition Proposal or any of its Representatives any non-public information concerning the Company or any Company Subsidiary that is provided to such person or its Representatives that was not previously provided or made available to Parent. “Go-Shop Period” means the period commencing on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the day that is forty-five (45) days following the date of this Agreement (the “Go-Shop Period End Date”).

Within twenty-four (24) hours following the Go-Shop Period End Date, the Company shall notify Parent of the material terms and conditions of any proposal or offer regarding an Acquisition Proposal (including any amendments or modifications thereof) received from any Excluded Party (as defined below) and the identity of such Excluded Party and provide to Parent copies of all relevant documents relating to such Acquisition Proposal. Notwithstanding anything contained in this Section 6.5(a) to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as the Acquisition Proposal made by such person is withdrawn, is terminated or expires, or the Independent Committee determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal ceases to constitute, or no longer could reasonably be expected to result in, a Superior Proposal (a “Terminated Acquisition Proposal”).

Except as otherwise expressly provided in this Section 6.5, upon and following the expiration of the Go-Shop Period, the Company shall and shall cause each of the Company Subsidiaries and their respective Representatives to (i) immediately cease and cause to be terminated any existing activities, discussions, negotiations, correspondence and other communication with (x) any person (other than Parent and any Excluded Party) that are ongoing as of the Go-Shop Period End Date and that are in connection with or relate to an Acquisition Proposal or that may reasonably be expected to lead to an Acquisition Proposal and (y) any person that was previously an Excluded Party as of the Go-Shop Period End Date that has made an Acquisition Proposal which later becomes a Terminated Acquisition Proposal following the expiration of the Go-Shop Period, (ii) immediately revoke or withdraw access of any person (other than Parent and any Excluded Party but including any person that was previously an Excluded Party as of the Go-Shop Period End Date that has made an Acquisition Proposal which later becomes a Terminated Acquisition Proposal following the expiration of the Go-Shop Period) to any data room containing any non-public information with respect to the Company or the Company Subsidiaries and (iii) promptly request each person (other than Parent and any Excluded Party but including any person that was previously an Excluded Party as of the Go-Shop Period End Date that has made an Acquisition Proposal which later becomes a Terminated Acquisition Proposal following the expiration of the Go-Shop Period) that has heretofore executed a standstill, confidentiality or similar agreement in connection with such person’s consideration of an Acquisition Proposal to return (or if permitted by the applicable agreement, to destroy) all information required to be returned (or, if applicable, destroyed) by such person under the terms of such applicable agreement.

For purposes of this Agreement, “Excluded Party” means any Solicited Person that during the Go-Shop Period makes a written Acquisition Proposal that the Independent Committee determines prior to the Go-Shop Period End Date, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, constitutes or would reasonably be expected to result in a Superior Proposal.

(b)                                 Except as otherwise set forth in this Section 6.5, the Company agrees that, following the Go-Shop Period End Date, neither it nor any of the Company Subsidiaries shall, and that the Company shall cause its and the Company Subsidiaries’ respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage, assist or facilitate (or publicly propose or announce any intention or desire to do any of the foregoing) any inquiries regarding, or the making of any proposals, offers, requests, correspondence or other communications that constitute or could reasonably be expected to lead to, an Acquisition Proposal; (ii) engage in, continue, or otherwise participate in any negotiations or discussions (other than to state that it is not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of the Company Subsidiaries in connection with, any effort or attempt by any other person to seek to do or that would be reasonably expected to lead to an Acquisition Proposal; (iii) comply with any request for non-public information relating to the Company or any Company Subsidiary or for access to any of the properties, books or records of the Company or any Company Subsidiary by any person (other than Parent and its Representatives) that the Company believes would, or that would reasonably be expected to, lead to an Acquisition Proposal; or (iv) waive, terminate, modify, or fail to enforce any standstill or similar provision in any confidentiality agreement or other agreement with any person (other than Parent).  Following the expiration of the Go-Shop Period, the Company shall not release any person or “group” of persons (as such term is defined under Section 13(d) of the Exchange Act) (other than Parent or any of its affiliates or Representatives or any Excluded Party but excluding any person that was previously an

Excluded Party as of the Go-Shop Period End Date that has made an Acquisition Proposal which later becomes a Terminated Acquisition Proposal following the expiration of the Go-Shop Period) from, or waive any provision of, any confidentiality or standstill agreement to which it is a party in respect to any Acquisition Proposal. Notwithstanding anything to the contrary in the foregoing, the Company may take and continue to take any of the actions described in Section 6.5(a), subject to the other provisions of this Section 6.5, from and after the expiration of the Go-Shop Period with respect to any Excluded Party (other than any person that was previously an Excluded Party as of the Go-Shop Period End Date that has made an Acquisition Proposal which later becomes a Terminated Acquisition Proposal following the expiration of the Go-Shop Period).

(c)                                  Notwithstanding anything to the contrary in Section 6.5(b), at any time after the date of this Agreement and prior to obtaining the Company Requisite Shareholder Vote, the Company may, in response to a bona fide, written Acquisition Proposal received after the Go-Shop Period End Date, that did not result from a breach of Section 6.5(b)) that the Independent Committee determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, constitutes or would reasonably be expected to lead to a Superior Proposal, directly or indirectly through its Representatives, (i) furnish information with respect to the Company and the Company Subsidiaries to the person making such Acquisition Proposal pursuant to a customary confidentiality agreement that has terms at least as restrictive as those contained in the Confidentiality Agreement (except only for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement); and (ii) participate in discussions or negotiations with such person and its Representatives regarding such Acquisition Proposal; provided, with respect to both of the foregoing clauses (i) an (ii), that the Independent Committee prior to the Company’s taking any such action shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such actions would be inconsistent with its fiduciary duties under applicable law and, provided, further, that the Company shall give Parent prior written notice that it is furnishing any such information or participating in any such discussions or negotiations, and shall provide to Parent prior to or simultaneously with the delivery of any such information to the person making such Acquisition Proposal or any of its Representatives any non-public information concerning the Company or any Company Subsidiary that is provided to such person or its Representatives which was not previously provided or made available to Parent. The Company shall provide Parent with at least forty-eight (48) hours’ prior notice of any meeting of the Company Board or the Independent Committee at which the Company Board or the Independent Committee is reasonably expected to consider any Acquisition Proposal (or any lesser advance notice otherwise provided to members of the Company Board or the Independent Committee in respect of such meeting). Notwithstanding anything to the contrary in Section 6.5(b), at any time after the date of this Agreement and prior to obtaining the Company Requisite Shareholder Vote, the Company or its Representatives may (at the direction of the Independent Committee), in response to a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.5, contact the person making such Acquisition Proposal solely to clarify the terms and conditions of such Acquisition Proposal in order to facilitate the determination by the Independent Committee (in its good faith judgment, after consultation with its outside legal counsel and financial advisors) regarding whether such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal prior to the Independent Committee making any of the determinations referenced in this Section 6.5(c); provided, that the Company shall provide Parent written notice at least forty-eight (48) hours prior to making any such contact, such notice to contain the identity of the person or persons making such Acquisition Proposal and indicate the relevant terms and conditions of such Acquisition Proposal on which the Company or its Representatives is seeking clarification.  For the avoidance of doubt, the provisions of this Section 6.5(c) shall not apply during the Go-Shop Period.

(d)                                 In all cases, subject to the permitted actions contemplated by Section 8.3(a) and Section 6.5(e), neither the Company Board, the Independent Committee nor any other committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation; (ii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal; (iii) publicly take or disclose a position with regard to or issue any statement referencing an Acquisition Proposal that does not contain an express rejection of such Acquisition Proposal or an express reaffirmation of the Company Recommendation; (iv) fail to recommend against acceptance of any tender offer or exchange offer for the Shares within ten (10) Business Days after the commencement of such offer; (v) resolve or agree to do any of the foregoing (any of such actions described in clauses (i), (ii) (iii), (iv) or (v) being referred to as a “Change of Recommendation”); or (vi) adopt, approve or recommend (publicly or otherwise), or allow the Company or any Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement constituting, or that would reasonably be expected to result in, any Acquisition Proposal (other than a confidentiality agreement in accordance with Section 6.5(c)) (each, an “Alternative Acquisition Agreement”) or resolve or agree to do any of the foregoing.

(e)                                  Notwithstanding anything to the contrary in this Section 6.5, if, prior to obtaining the Company Requisite Shareholder Vote, the Company has complied with this Section 6.5 (except for immaterial non-compliance) and received a written, bona fide Acquisition Proposal (and, with respect to an Acquisition Proposal received after the Go-Shop Period End Date, that did not result from a breach of Section 6.5(b)) that the Independent Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, then (1) the Independent Committee may make a Change of Recommendation and/or authorize the Company to terminate this Agreement pursuant to Section 8.3(a), and (2) the Company, upon receiving such authorization from the Independent Committee, may enter into an Alternative Acquisition Agreement with respect to such Superior Proposal if, with respect to this clause (2), the Company enters into such Alternative Acquisition Agreement immediately prior to, concurrently with or immediately following the termination of this Agreement by the Company pursuant to Section 8.3(a), provided, that the Independent Committee and the Company shall not be entitled to take any of the actions described in either of the foregoing clauses (1) and (2) unless:

(w)                               the Independent Committee shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make a Change of Recommendation or to authorize termination of this Agreement, as applicable, would be inconsistent with its fiduciary duties under applicable law;

(x)                                 the Company shall have provided written notice (a “Notice”) to Parent, at least five (5) Business Days in advance of such Change of Recommendation or authorization, advising Parent of the Independent Committee’s determination, which Notice shall include the terms and conditions of such Superior Proposal (including the identity of the third party making the Superior Proposal and any financing materials related thereto, if any) and include with it copies of any proposed transaction documents with respect to such Superior Proposal;

(y) during the five (5) Business Day period following receipt by Parent of the Notice, the Company, at the direction of the Independent Committee, shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(z) following the end of the five (5) Business Day period, the Independent Committee shall have determined in good faith after consultation with its outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice or otherwise, that the Superior Proposal giving rise to the Notice continues to constitute a Superior Proposal.

Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice and the Company shall be required to comply again with the requirements of this Section 6.5(e), provided, that with respect to any such new Notice, the references in this Section 6.5(e) to “five (5) Business Days” and “five (5) Business Day Period” shall be deemed to be references to “three (3) Business Days” and “three (3) Business Day Period”.  For the avoidance of doubt, any purported termination of this Agreement pursuant to Section 8.3(a) shall be void and of no force and effect unless the Company complies with this Section 6.5(e) and (solely in respect of an Acquisition Proposal received by the Company after the expiration of the Go-Shop Period) pays the Company Termination Fee in accordance with Section 8.5(b) prior to or concurrently with such termination.

(f)                                   Except during the Go-Shop Period, the Company shall as soon as practicable (and in any event within twenty-four (24) hours of receipt or actual knowledge thereof by any member of the Company Board or any executive officer of the Company) notify Parent in writing of (i) any Acquisition Proposal received by the Company; (ii) any request for non-public information relating to the Company or the Company Subsidiaries, other than requests for information not believed to be, and that would not reasonably be expected to be, related to or otherwise likely to lead to an Acquisition Proposal; and (iii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal or other indication that any person might reasonably be expected to make an Acquisition Proposal, including in each case the identity of the person making any such Acquisition Proposal, inquiry or request or providing such indication and the material terms of any such Acquisition Proposal, inquiry or request or indication, together with copies of such Acquisition Proposal (if in writing) and all written correspondence (including e-mail) with respect thereto.  Except during the Go-Shop Period, the Company shall (A) keep Parent informed in all material respects on a current basis (and in any event within twenty-four (24) hours of knowledge thereof) of the status and details (including material amendments and proposals for material amendments to the terms thereof) of such Acquisition Proposal, inquiry or request; and (B) provide to Parent as soon as practicable (and in any event within twenty-four (24) hours) after receipt thereof copies of all material written correspondence and summaries of all material non-written exchanges relating to such Acquisition Proposal or request exchanged between the Company or any of the Company Subsidiaries, on the one hand, and the person making such Acquisition Proposal or request, on the other hand, concerning the terms and conditions thereof or otherwise relating to the Acquisition Proposal.  Neither the Company nor any of the Company Subsidiaries shall enter into any confidentiality or other agreement that prevents the Company from providing any of such information to Parent.

(g)                                  Nothing set forth in this Agreement shall be deemed to prohibit the Company, the Company Board or the Independent Committee from complying with its disclosure obligations under applicable laws with regard to an Acquisition Proposal; provided, that if such disclosure has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 8.4(a).

(h)                                 Definitions.  For purposes of this Agreement:

(i)                                     “Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons (other than Parent or one of its subsidiaries or affiliates), in one or a series of transactions, for (a) a merger, reorganization, consolidation, share exchange, business combination, license, lease, recapitalization, liquidation, dissolution or other transaction involving an acquisition of the Company or any Company Subsidiaries whose business constitutes fifteen percent (15%) or more of the net revenues, net income or total assets of the Company and the Company Subsidiaries, taken as a whole, or over fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries; or (b) the acquisition in any manner, directly or indirectly, of over fifteen percent (15%) of the equity securities of the Company or any of the Company Subsidiaries or over fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries, in each case other than the Merger.

(ii)                                  Superior Proposal” means any bona fide written Acquisition Proposal (with the percentage set forth in the definition of such term changed from fifteen percent (15%) to thirty-five percent (35%)) that the Company Board (at the direction of the Independent Committee) has determined in its good faith judgment after consultation with its outside legal counsel and financial advisors (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal; and (B) if consummated, would result in a transaction more favorable to the Company’s shareholders, including from a financial point of view, than the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing, including pursuant to Section 6.5(e)).

Section 6.6                                    Directors’ and Officers’ Indemnification and Insurance.

(a)                                 Parent and Merger Sub agree that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of each present (as of the Effective Time) and former officer and director of the Company and the Company Subsidiaries (the “Indemnified Parties”), as provided in the Company M&A or any indemnification agreement identified in Section 3.18(a)(xiii) of the Company Disclosure Schedule, shall survive the Merger, shall continue in full force and effect in accordance with their terms for at least six (6) years following the Effective Time (or such shorter time as may be provided in each such agreement or other document), and in each case shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder in any material respect (provided, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim).

(b)                                 The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company M&A, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely in any material respect the rights thereunder of any such individuals.

(c)                                  Prior to the Effective Time, the Company shall obtain and pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, that in no event shall the Company or the Surviving Company expend for such policies pursuant to this sentence an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by the Company for such insurance.  If the Company and the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Company shall, and Parent shall cause the Surviving Company to, use best efforts to purchase comparable D&O Insurance for such six (6) year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, that in no event shall Parent or the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of three hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)                                 Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party on or prior to the sixth (6th) anniversary of the Effective Time, the provisions and benefits of this Section 6.6 shall continue in full effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e)                                  The covenants contained in this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.  The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(f)                                   This Section 6.6 shall not be amended in a manner adverse in any material respect to the Indemnified Parties without the written consent of each of the Indemnified Parties.

Section 6.7                                    Further Action; Efforts.

(a)                                 Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable (including under any Antitrust Law) to consummate the Transactions as soon as practicable, including: (A) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent; and (B) using reasonable best efforts to resolve any objection asserted with respect to the Transactions under any Antitrust Law raised by any Governmental Entity and to prevent the entry of any Order, and to have vacated, lifted, reversed or overturned any Order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the Transactions.

Notwithstanding anything in this Agreement to the contrary:  (i) neither the Company nor Parent shall have any obligation to litigate, contest or appeal any administrative or judicial action or proceeding or any Order, whether temporary, preliminary or permanent brought by or before any Governmental Entity or any failure by any Governmental Entity to provide a consent; (ii) neither the Company nor Parent shall be under any obligation to make proposals, execute or carry out agreements or submit to Orders providing for a Divestiture; and (iii) the Company shall not conduct or agree to conduct a Divestiture without the prior written consent of Parent.  “Divestiture” shall mean (1) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its affiliates or the assets of the Surviving Company; (2) the imposition of any limitation or restriction on the ability of Parent or any of its affiliates, including, following the Merger, the Surviving Company, to freely conduct their respective businesses; or (3) the holding separate of any assets of the Surviving Company or any other person or any limitation or regulation on the ability of Parent or any of its affiliates to exercise full rights of ownership of the Surviving Company.

(b)                                 In furtherance and not in limitation of the provisions of Section 6.7(a), to the extent required by PRC law and any Antitrust Laws, each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than twenty (20) Business Days from the date of this Agreement, an initial filing with the PRC Anti-Monopoly Bureau pursuant to the PRC Anti-Monopoly Law and any other filing under any Antitrust Laws as reasonably determined by Parent.

(c)                                  The Company shall reasonably cooperate with each of its shareholders, which are required to make any filings or reports with Governmental Entities in the PRC or required to pay any Taxes due under applicable PRC laws, in each case in connection with the Transactions.

(d)                                 If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the Transactions then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response which is, at a minimum, in substantial compliance with such request.

(e)                                  The parties shall keep each other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity with respect to the Transactions, including:

(i)                                     cooperating with each other in connection with filings required to be made by any party (including under any Antitrust Law) with respect to the Transactions and liaising with each other in relation to each step of the procedure before, and as to the contents of, all communications with such Governmental Entities with respect to the Transactions.  In particular, to the extent permitted by law or Governmental Entity, no party will make any notification in relation to any of the Transactions without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii)                                  furnishing to each other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable law in connection with the Transactions;

(iii)                               promptly notifying each other of any communications from or with any Governmental Entity with respect to the Transactions and ensuring to the extent permitted by law or Governmental Entity that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the Transactions;

(iv)                              consulting and cooperating with each other in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to Antitrust Laws; and

(v)                                 without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with each other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of any of the Transactions.  For the avoidance of doubt, in no event shall Parent have any obligation to participate in any such lawsuit or other proceedings.

Notwithstanding the foregoing, Sections 6.7(d) and (e) shall not apply to the Overseas Investment Approvals. Parent shall keep the Company reasonably apprised of the status of matters related to the Overseas Investment Approvals.  In addition, to the extent permitted by applicable law and reasonably practicable, Parent shall (i) promptly notify the Company of any material communications from or with any Governmental Entity in connection with the Overseas Investment Approvals and (ii) consult with the Company and its Representatives prior to any material filing, presentation, memorandum, or proposal to be made or submitted by or on behalf of Parent in connection with the Overseas Investment Approvals.

(f)                                   Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a party will be provided to the other party on an outside-counsel-only basis while, to the extent feasible, making a version in which the commercial and/or competitively sensitive information has been redacted available to the other party.

Section 6.8                                    Public Announcements.  Unless and until a Change of Recommendation has occurred or, if earlier, the termination of this Agreement in accordance with its terms, the Company, Parent and Merger Sub will consult with and provide to each other party the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the Transactions and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable law. For the avoidance of doubt, the requirements of this Section 6.8 shall not apply to any press release or other public statement with respect to an actual Change of Recommendation determined by the Independent Committee pursuant to Section 6.5(e).The Company and Parent agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company in such form as shall be mutually approved by the Independent Committee and Parent.

Section 6.9                                    Notification of Certain Matters.  From and after the date of this Agreement until the earlier to occur of the Effective Date or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other Transactions or from any person alleging that the consent of such person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Company or Parent; (b) any Legal Proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Merger or the other Transactions; and (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, that the delivery of any notice pursuant to this Section 6.9 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement; or (ii) limit the remedies available to the party receiving such notice or the representations or warranties of the parties, or the conditions to the obligations of the parties hereto.

Section 6.10                             Stock Exchange Delisting.  Parent shall use commercially reasonable efforts to cause (i) the Shares and the ADSs to be de-listed from the NYSE as promptly as practicable after the Effective Time and (ii) the Company to be de-registered under the Exchange Act as promptly as practicable following such de-listing.

Section 6.11                             Shareholder Litigation.  Prior to the Effective Time, the Company shall give prompt notice to Parent of, keep Parent promptly and reasonably informed regarding and give Parent the opportunity to participate in the defense or settlement of, any shareholder litigation or Legal Proceeding against the Company and/or its directors or officers relating to the Merger or any of the other Transactions, and no settlement shall be agreed to with respect to any such litigation or other Legal Proceeding without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.12                             Takeover Statutes.  If any Takeover Statute or any provision of the Company M&A is or may become applicable to the Merger or any of the other Transactions, the Company shall use its best efforts (a) to take all action necessary so that no Takeover Statute or any such provision is or becomes applicable to the Merger or any of the other Transactions; and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company M&A on the Merger and the other Transactions.

Section 6.13                             Resignations.  To the extent requested by Parent in writing at least five (5) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company or any Company Subsidiary designated by Parent.

Section 6.14                             Termination Agreement and the Equity Transfer Agreements.  Concurrently with the execution of this Agreement, each VIE Shareholder will execute an Equity Transfer Agreement which shall be held in escrow by the external PRC legal counsel of the Company until satisfaction of all conditions for equity transfer under the Termination Agreement.  The Company shall, and shall cause each Company Subsidiary to, and shall use reasonable best efforts to cause each Non-Founder VIE Shareholder that is a party to the Termination Agreement to, timely and fully perform each of their respective obligations under the Termination Agreement in accordance with its terms, and to consummate the transactions contemplated thereunder.  The Company shall, and shall cause each Company Subsidiary to, use reasonable best efforts to cause each Non-Founder VIE Shareholder that is a party to the applicable Equity Transfer Agreements to timely and fully perform each of its obligations thereunder in accordance with the terms of the relevant Equity Transfer Agreements and to consummate the transactions contemplated thereunder. To the extent that any VIE Shareholder is determined by the relevant PRC Tax Authority to be required by applicable Law to pay Taxes in connection with the transactions contemplated by the Equity Transfer Agreements, the Founder Shareholders (and not the Company or the WFOE) shall be fully responsible for such Taxes.  The Company shall not amend any provision of, or waive any provision of either the Termination Agreement or the Equity Transfer Agreements without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.15                             Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

Section 6.16                             Employee Benefit Matters.  For a period beginning on the Effective Time and ending on the first anniversary of the Effective Time, Parent shall cause the Surviving Company and the Company Subsidiaries to provide each employee of the Company who has not been terminated by the Company or who has not given resignation notice to the Company (whether such termination or resignation occurs prior to or following the Effective Time) as of immediately prior to the Effective Time with the level of cash compensation at least equal to such employee’s level of cash compensation as of immediately prior to the Effective Time and with employee benefits and arrangements (other than equity benefits) that are no less favorable than the employee benefits and arrangements in effect as of immediately prior to the Effective Time. From and after the Effective Time, Parent shall cause the Surviving Company and the Company Subsidiaries to honor in accordance with their terms, all Contracts, employee benefit plans and arrangements, policies, and commitments of the Company and the Company Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any Company Subsidiary. Nothing contained in this Section 6.16, expressed or implied is intended to confer upon any Service Provider any benefits under any employee benefit plans or right to employment or continued employment with Parent or the Surviving Company or any of the Company Subsidiaries for any period by reason of this Agreement.  The provisions of this Section 6.16 are solely for the benefit of the parties to this Agreement and no current or former Service Provider or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Section 6.16, and nothing contained herein shall be construed as an amendment to any employee benefit plan for any purpose.

Section 6.17                             Guarantee; Escrow. Parent and Merger Sub agree to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to ensure that:

(a)                                 [Section Reserved]

(b)                                 until the Effective Time, the Guarantee shall remain in full force and effect and continue to be valid and enforceable against the Guarantor in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law), in any relevant jurisdictions; and

(c)                                  no later than five (5) Business Days following the Company Requisite Shareholder Vote, an amount that is at least equal to the maximum Parent Termination Fee payable hereunder in RMB, shall have been deposited by Parent or Merger Sub, or been caused to be deposited by Parent or Merger Sub, into an RMB-denominated escrow account (the “RTF Escrow Fund”) in the PRC pursuant to an escrow agreement in customary form to be entered into by and among Parent, the Company, the WFOE and an escrow agent mutually agreed by Parent and the Company (at the direction of the Independent Committee).  Any amounts (including the Parent Termination Fee and the Naked No-Vote Termination Fee) payable by Parent pursuant to Article VIII after the establishment of the RTF Escrow Fund shall be paid out of the RTF Escrow Fund. For the avoidance of doubt, if the amount in the RTF Escrow Fund is insufficient to satisfy Parent’s payment obligations under Article VIII, Parent shall remain liable for the difference in accordance with Article VIII.

Section 6.18                             No Amendment to Buyer Group Contracts.

(a)                                 Subject to the provisions of the Support Agreement relating to a Change of Recommendation, without the Independent Committee’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (i) Parent and Merger Sub shall not, and shall cause the Buyer Group Parties (other than Parent, the Founder Shareholders and their affiliates, but including the Guarantor) not to, unless and until a Change of Recommendation has occurred, amend, modify, waive any provision of, withdraw, terminate or enter into any Buyer Group Contract, and (ii) Parent and the Buyer Group Parties, including their respective affiliates, shall not enter into or modify any Contract pursuant to which any management members, directors or shareholders of the Company (other than the Founder Shareholders), or any of their respective affiliates receives any consideration or other economic value from any person in connection with the Transactions that is not provided in the Buyer Group Contracts as of the date hereof, including any carried interest, share option, share appreciation right or other forms of equity or quasi-equity right.

(b)                                 Within two (2) Business Days after the execution thereof, Parent and Merger Sub shall provide the Independent Committee with a copy of any Contract (other than Contracts that are entered into between any Buyer Group Party, on the one hand, and any Representative of such Buyer Group Party, on the other hand) (i) (A) under which the obligations of the parties to such Contract are similar to those in any existing Buyer Group Contract, (B) solely among one or more Buyer Group Parties (including a consortium agreement or similar contractual arrangement) but not including any third party or (C) relate to any of the matters described in Section 6.18(a)(ii), and (ii) that relates to the Transactions, in each case that is entered into after the date hereof and to which a Buyer Group Party is a party.  Parent and Merger Sub agree that any action by Buyer Group Parties who are not parties to this Agreement that would constitute a breach of this Section 6.18 if Buyer Group Parties who are not parties to this Agreement were a party to this Agreement for the purposes of this Section 6.18 shall be deemed to be a breach of this Section 6.18.

Section 6.19                             Actions Taken at Direction of Buyer Group Parties.  Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder if the alleged breach is the direct result of action or inaction taken by the Company or any of the Company Subsidiaries at the direction of either (i) a Founder Shareholder or (ii) Parent, without the approval or direction of the Company Board (acting with the concurrence of the Independent Committee) or the Independent Committee.

ARTICLE VII
CONDITIONS OF MERGER

Section 7.1                                    Conditions to Each Party’s Obligation to Effect the Merger.  The obligation of each of the Company, Parent and Merger Sub to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a)                                 Company Shareholder Approval.  The Company Requisite Shareholder Vote shall have been obtained.

(b)                                 Parent Shareholder Approval. The Parent Requisite Shareholder Vote shall have been obtained.

(c)                                  Government Approvals.  The parties shall have made all necessary filings under the PRC Anti-Monopoly Law and shall have received, if necessary, clearance under the PRC Anti-Monopoly Law approving the Merger, and the parties shall have received all of the Required Approvals in connection with the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger.

(d)                                 Orders.  As of the Closing, no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, or any order, writ, assessment, decision, injunction, decree, judgment, ruling, award, settlement or stipulation (collectively, an “Order”) (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

Section 7.2                                    Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing Date of the following additional conditions:

(a)                                 Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties contained in Sections 3.3(a) and (b) (Capitalization), 3.4 (Authority) and 3.21 (Brokers)) shall be true and correct in all respects (in each case, without regard to any qualification as to materiality included therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date; and (ii) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect); provided, that notwithstanding the foregoing, the representations and warranties contained in Sections 3.3(a) and (b) (Capitalization), 3.4 (Authority) and 3.21 (Brokers) shall be true and correct in all respects, other than de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date).

(b)                                 Agreements and Covenants.  The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c)                                  Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Material Adverse Effect that is continuing.

(d)                                 Dissenting Shareholders.  The holders of no more than fifteen percent (15%) of the Shares shall have served a notice of dissent under Section 238(2) of the Companies Law.

(e)                                  Officer’s Certificate.  Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).

(f)                                   The VIE.  Immediately prior to the Closing, (A) the Termination Agreement shall be in full force and effect and each of the parties thereto (other than Parent) shall have fully and timely performed in all respects (except for immaterial non-compliance) all of their respective obligations thereunder in accordance with the terms thereof, and the termination of the Control Agreements contemplated thereunder shall have become effective in accordance with the terms of the Termination Agreement without any continuing requirement upon the VIE, the Company, any Company Subsidiary or Parent; (B) the Equity Transfer Agreements shall be in full force and effect and each of the parties thereto (other than Parent) shall have fully and timely performed in all respects all of their respective obligations thereunder in accordance with the terms thereof, (C) 100% of the equity interests of the VIE shall have been duly transferred to Parent, and such transfer, and Parent’s ownership of such equity interests, as applicable, shall have been duly registered with BAIC and (D) the Company shall have delivered a true copy of written confirmation of such registration to Parent, in each case, without material cost to the Company or (subject to the penultimate sentence of Section 6.14) any of its affiliates and at no cost to Parent or any of its affiliates.

Section 7.3                                    Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Closing Date of the following additional conditions:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 Agreements and Covenants.  Each of Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c)                                  Officer’s Certificate.  The Company shall have received a certificate signed by an executive officer of Parent and Merger Sub certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4                                    Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied as a basis to fail to effect the Merger if such failure was caused by such party’s failure to act in good faith to comply with this Agreement.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1                                    Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Requisite Shareholder Vote and/or the Parent Requisite Shareholder Vote are obtained, by mutual written consent of the Company (at the direction of the Independent Committee) and Parent.

Section 8.2                                    Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned by written notice at any time prior to the Effective Time by Parent or the Company (at the direction of the Independent Committee), if:

(a)                                 the Merger shall not have been consummated by the date that is the six (6) month anniversary of the date of this Agreement (the “Initial Termination Date”); provided, that, if at such date (i) any of the Required Approvals shall not have been obtained or (ii) any of the transactions contemplated under the Termination Agreement or any of the Equity Transfer Agreements has not been consummated in accordance with their respective terms, then either the Company (at the direction of the Independent Committee) or Parent may, in its sole discretion, by notice to Parent or the Company, as applicable, at least three (3) Business Days prior to such date, extend such date for up to an additional 180 days (such date, as, if applicable, so extended, the “Termination Date”); or

(b)                                 the Company Shareholders Meeting shall have been held and completed and the Company Requisite Shareholder Vote shall not have been obtained at such Company Shareholders Meeting or at any adjournment or postponement thereof; or

(c)                                  the extraordinary general meeting of the shareholders of Parent shall have been duly convened and completed and the Parent Requisite Shareholder Vote shall not have been obtained at such shareholders’ meeting or any adjournment or postponement thereof; or

(d)                                 any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the Company Requisite Shareholder Vote has been obtained);

provided, the right to terminate this Agreement pursuant to this Section 8.2 (and, with respect to Section 8.2(a), the right to extend the Initial Termination Date) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement shall have been the primary cause of, or resulted primarily in, the failure of the applicable conditions(s) being satisfied.

Section 8.3                                    Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned by written notice at any time prior to the Effective Time by the Company at the direction of the Independent Committee:

(a)                                 at any time prior to the time the Company Requisite Shareholder Vote is obtained, if (i) the Company has complied with Section 6.5 (except for immaterial non-compliance); (ii) the Independent Committee authorizes the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with the terms of this Agreement; (iii) immediately prior to, concurrently with or immediately following the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal; and (iv) (solely in respect of an Acquisition Proposal received by the Company after the expiration of the Go-Shop Period or during the Go-Shop Period from a party other than an Excluded Party) the Company immediately prior to, or concurrently with, such termination pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 8.5; or

(b)                                 if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, the Equity Transfer Agreements or the Termination Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach is not curable or, if curable, is not cured prior to the earlier of (i) ten (10) Business Days after written notice (which shall specify the nature of such breach) thereof is given by the Company to Parent; or (ii) ten (10) Business Days prior to the Termination Date; provided, that neither the Company, any Company Subsidiary nor any VIE Shareholder is then in material breach of this Agreement, the Equity Transfer Agreements or the Termination Agreement so as to cause any of the conditions set forth in Section 7.1, Section 7.2(a) or Section 7.2(b) not to be satisfied; or

(c)                                  if (x) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than the conditions set forth in Section 7.2(e) and Section 7.2(f) (it being understood that the reference to “Section 7.2(f)” in the immediately foregoing parenthetical shall not apply if the conditions set forth in Section 7.2(f) would have been satisfied but for (i) any breach by the Company, any Company Subsidiary or any VIE Shareholder under the Termination Agreement or the Equity Transfer Agreements (as applicable), (ii) any non-payment of Taxes which are due and payable in connection with the transactions contemplated under any relevant Equity Transfer Agreement pursuant to the penultimate sentence of Section 6.14) or (iii) any failure by the BAIC to duly register the transfer of 100% of the equity interests of the VIE pursuant to the Equity Transfer Agreements and/or the failure thereof to issue a written confirmation in connection therewith), (y) the Company has irrevocably confirmed by notice to Parent that all of the conditions set forth in Section 7.3 have been satisfied or that the Company is willing to waive any unsatisfied conditions in Section 7.3 and that each of the Company and the VIE Shareholders are ready, willing and able to consummate the Closing, and (z) Parent and

Merger Sub fail to complete the Closing within five (5) Business Days following the last day on which the Closing should have occurred pursuant to Section 1.2.

Section 8.4                                    Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned by written notice at any time prior to the Effective Time by Parent, by action of its board of directors:

(a)                                 if the Company Board shall have (i) made a Change of Recommendation or shall have entered into an Alternative Acquisition Agreement; or (ii) failed to include the Company Recommendation in the Proxy Statement; or

(b)                                 if there has been a breach of any representation, warranty, covenant or agreement made by the Company or any Company Subsidiary in this Agreement or the Termination Agreement or any such representation and warranty shall have become untrue after the date of this Agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach is not curable, or, if curable, is not cured prior to the earlier of (i) ten (10) Business Days after written notice (which shall specify the nature of such breach) thereof is given by Parent to the Company; or (ii) ten (10) Business Days prior to the Termination Date; provided, that Parent is not then in material breach of this Agreement, the Equity Transfer Agreements or the Termination Agreement so as to cause any of the conditions set forth in Section 7.1, Section 7.3(a) or Section 7.3(b) not to be satisfied.

Section 8.5                                    Effect of Termination and Abandonment.

(a)                                 In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any person on the part of any party hereto (or of any of its Representatives or affiliates); provided, that the provisions set forth in this Section 8.5, Section 6.8 (Public Announcements), Section 8.6 (Expenses), Section 9.1 (Non-Survival of Representations, Warranties, Covenants and Agreements), Section 9.2 (Notices), Section 9.5 (Entire Agreement; Assignment), Section 9.6 (Parties in Interest), Section 9.8 (Governing Law), Section 9.12 (Dispute Resolution), and the Confidentiality Agreement shall survive the termination of this Agreement and abandonment of the Merger pursuant to this Article VIII, and provided, further, however, that termination of this Agreement shall not relieve any party from any liability for any fraud or Willful Breach by such party.  For purposes of this Agreement, “Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, that the breaching party had knowledge as of the date of this Agreement that such representation or warranty was not true and correct in all material respects; and (ii) with respect to any breach of a covenant or obligation contained in this Agreement, that the breaching party (x) committed a material breach of such covenant or obligation; and (y) at the time of such breach, had knowledge that the covenant or obligation was being breached, or upon later acquiring knowledge that such covenant or obligation had been breached, failed to use commercially reasonable efforts to cure such breach, provided that such breach was reasonably capable of being cured.

(b)                                 In the event that:

(i)                                     (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a) or Section 8.2(b); (B) an Acquisition Proposal shall have been made public or otherwise become publicly known or shall have been commenced or (in the case of termination pursuant to Section 8.2(a) only) otherwise submitted, made or become known to the Company Board (and not withdrawn), after the date hereof but prior to the termination of this Agreement pursuant to Section 8.2(a) or, with respect to termination pursuant to Section 8.2(b), prior to the Company Shareholders Meeting; and (C) after the date of this Agreement and prior to the date that is twelve (12) months following the termination of this Agreement, the Company or any Company Subsidiary consummates an Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal (whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in the preceding clause (B)) (provided, that for purposes of this Section 8.5(b)(i), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “thirty five percent (35%)”); or

(ii)                                  this Agreement is terminated by Parent pursuant to (A) Section 8.4(a)(i) and the Change of Recommendation or entry into an Alternative Acquisition Agreement is with respect to an Acquisition Proposal received by the Company after the expiration of the Go-Shop Period, or during the Go-Shop Period from a party other than an Excluded Party (B) Section 8.4(a)(ii) or (C) Section 8.4(b); or

(iii)                               this Agreement is terminated by the Company pursuant to Section 8.3(a) in respect of an Acquisition Proposal received by the Company after the expiration of the Go-Shop Period or during the Go-Shop Period from a party other than an Excluded Party that was determined by the Independent Committee to constitute a Superior Proposal pursuant to Section 6.5(e);

then the Company shall (x) in the case of clause (i) above, within three (3) Business Days after the date on which the Company or any Company Subsidiary consummates the Acquisition Proposal or enters into the agreement referred to in clause (b)(i)(C) above; (y) in the case of clause (ii) above, no later than three (3) Business Days after the date of such termination; and (z) in the case of clause (iii) above, immediately prior to, or concurrently with such termination, pay Parent the Company Termination Fee by wire transfer of immediately available funds (it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion).  For purposes of this Agreement, the “Company Termination Fee” means in the case of (x), (y) and (z), US$7,000,000;

(c)                                  In the event that:

(i)                                     (A) this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a), (B) at the time of such termination all of the conditions set forth in Section 7.1 (other than the conditions set forth in Section 7.1(c) and/or Section 7.1(d)) and Section 7.2 (other than the conditions set forth in Section 7.2(e) and Section 7.2(f) (provided that Section 7.2(f) may be excluded for purposes of the immediately preceding parenthetical only if the non-satisfaction of the conditions set forth in Section 7.2(f) is not the result of any breach by the Company, any Company Subsidiary or any VIE Shareholder of this Agreement, the Termination Agreement or the Equity Transfer Agreements (as applicable)) have been satisfied, (C) the Company has irrevocably confirmed by notice to Parent that all of the conditions set forth in Section 7.3 have been satisfied or that the Company is willing to waive any unsatisfied conditions in Section 7.3 and that the Company is ready, willing and able to consummate the Closing and (D) at the time of such termination any of the closing conditions set forth in Section 7.1(c) or Section 7.1(d) shall not have been satisfied, and such non-satisfaction is not the result of any breach by the Company, any Company Subsidiary or any VIE Shareholder of this Agreement, the Termination Agreement or any of the Equity Transfer Agreements (as applicable); or

(ii)                                  this Agreement is terminated by the Company pursuant to Section 8.3(b) or Section 8.3(c);

then Parent shall promptly, but in no event later than three (3) Business Days after the date of such termination, pay or cause to be paid to the Company or its designees the Parent Termination Fee by wire transfer of immediately available funds (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion). “Parent Termination Fee” means (i) in respect of any termination pursuant to Section 8.5(c)(i), US$17,000,000 and (ii) in respect of any termination pursuant to Section 8.5(c)(ii), US$14,000,000.

(d)                                 In the event this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(c), then in any such event Parent shall pay or cause to be paid to the Company no later than two (2) Business Days after the date of such termination the Naked No-Vote Fee by wire transfer of immediately available funds.  “Naked No-Vote Fee” means US$4,400,000.

Section 8.6                                    Expenses.  Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the Transactions.

Section 8.7                                    Amendment.  This Agreement may be amended by the mutual written agreement of the parties hereto at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of the Company, by action taken (a) with respect to Parent and Merger Sub, by their respective boards of directors; and (b) with respect to the Company, by the Company Board (at the direction of the Independent Committee); provided, that, after adoption of this Agreement by the shareholders of the Company or the shareholders of Parent, as the case may be, no amendment may be made which by law requires the further approval of the shareholders of the Company or Parent, as the case may be, without such further approval.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.8                                    Waiver.  At any time prior to the Effective Time, any party hereto (a) with respect to Parent and Merger Sub, by their respective boards of directors; and (b) with respect to the Company, by the Company Board (at the direction of the Independent Committee), may (to the extent legally permitted and except as otherwise set forth herein) (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto; and (iii) subject to the requirements of applicable law, waive compliance by the other parties with any of the agreements or conditions contained herein.

Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 8.9                                    Limitations on Liability. (a) Subject to Section 9.11, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.5(c), and any amounts pursuant to Section 8.5(d) (if any) and the guarantee of such obligations pursuant to the Guarantee, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, the Company Subsidiaries, the direct or indirect shareholders of the Company or any other person, or any of their respective Representatives (collectively, the “Company Group”) against (i) Parent and/or Merger Sub, (ii) the former, current and future holders of any equity, partnership or limited liability company interest in, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, shareholder or, assignees of, each of Parent and Merger Sub, (iii) any lender or prospective lender, lead arranger, arranger, agent, guarantor or Representative of or to Parent or Merger Sub, (iv) any holders or future holders of any equity, share, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (all persons described in (i) to (iv), collectively, the “Parent Group”), for any and all loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement, any failure to perform hereunder or other failure of the Transactions to be consummated (in each case whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 8.5(c), and any amounts pursuant to Section 8.5(d) (if any), and in no event shall any of the Company, the Company Subsidiaries, or any other member of the Company Group seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than from Parent or Merger Sub to the extent provided in Section 8.5(c), and any amounts pursuant to Section 8.5(d) (if any) or from the Guarantor to the extent provided in the Guarantee, in each case without duplication. In no event shall any of the Company, the Company Subsidiaries or any other member of the Company Group be entitled to seek the remedy of specific performance of this Agreement other than as set forth in Section 9.11. For the avoidance of doubt, while the Company may pursue both a grant of specific performance as permitted by Section 9.11 and the payment of the Parent Termination Fee pursuant to Sections 8.5(c), and any amounts pursuant to Section 8.5(d) (if any), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance and the payment of the Parent Termination Fee.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1                                    Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein to the extent that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 9.2                                    Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by international overnight courier or by electronic mail (“e-mail”) transmission (so long as a receipt with respect to such e-mail is requested and received) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub:

Xiamen Insight Investment Co., Ltd
8th Floor, Tower 2, Gubei International Fortune Center,
1438 Hongqiao Road, Shanghai
Attention:	Wang Yin
Facsimile:	+ 86 (021) 6401-9890
Email:	wangy@insightsh.com

with additional copies (which shall not constitute notice) to:

Morrsion & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304-1018, USA
Attention:	Charles Comey
Facsimile:	+1 (650) 494-0792
Email:	CComey@mofo.com

If to the Company:

Xueda Education Group
A-4 Xibahe Beili, Chaoyang District, Beijing
People’s Republic of China
100028
Attention:	Christine Lu-Wong
Email:	christineluwong@xueda.com

with additional copies (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
29/F, Alexandra House
18 Chater Road, Central
Hong Kong
Attention:	Tim Gardner
Facsimile:	+852 3015 9354
Email:	tim.gardner@weil.com

and to:

Simpson Thacher & Bartlett
35/F, ICBC Tower
3 Garden Road,
Central, Hong Kong
Attention:	Kathryn King Sudol
Facsimile:	+1 (212) 455-2502
Email:	ksudol@stblaw.com

Section 9.3                                    Certain Definitions.  For purposes of this Agreement, the terms:

(a)                                 “affiliate” of any person means any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(b)                                 “Antitrust Laws” means the PRC Anti-Monopoly Law and all other laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

(c)                                  “BAIC” means Beijing Administration for Industry and Commerce or its relevant local district counterparts.

(d)                                 “beneficially owned” with respect to any Shares means having “beneficial ownership” of such Shares as determined pursuant to Rule 13d-3(a) of the Exchange Act;

(e)                                  “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the PRC, Hong Kong, New York or the Cayman Islands are required or authorized by law or executive order to be closed or on which a tropical cyclone warning no. 8 or above or a “black” rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m. Hong Kong time;

(f)                                   “Buyer Group Contracts” means the Support Agreement, the Guarantee and any other Contracts relating to the Transactions entered into between or among any Buyer Group Parties, including all amendments thereto or modifications thereof.

(g)                                  “Buyer Group Parties” means Parent, Merger Sub, the Guarantor, the Founder Shareholders and the respective affiliates of each of the foregoing, excluding the Company and the Company Subsidiaries.

(h)                                 “Company Restricted Share” means each outstanding restricted Share issued by the Company pursuant to the Company Stock Plan held by the relevant holder thereof that, pursuant to the terms and conditions of the applicable award, automatically converts to one (1) Share that is not otherwise restricted or limited, has the same rights, preferences and privileges as a Share and ranks pari passu and without any preference or priority with all other Shares that are outstanding;

(i)                                     “Company RSU” means each outstanding restricted share award issued by the Company pursuant to the Company Stock Plan that entitles the holder thereof to receive one (1) Share issued by the Company upon the vesting of such award;

(j)                                    “Company Stock Option” means each outstanding option award issued by the Company pursuant to the Company Stock Plan that entitles the holder thereof to purchase one (1) Share upon the vesting and exercise of such award;

(k)                                 “Company Subsidiary” means each person which is a direct or indirect subsidiary of the Company; provided, for the sake of clarity, that (i) each of the VIE and subsidiaries of the VIE (including each school which is a direct or indirect subsidiary of the VIE) shall be a subsidiary of the Company, unless and until completion and effectiveness of the transactions contemplated by the Termination Agreement and the Equity Transfer Agreements and (ii) learning centers operated through the VIE or any direct or indirect subsidiary of the VIE (including any school) shall not be considered to be a direct or indirect subsidiary of the Company or any subsidiary thereof;

(l)                                     “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(m)                             “Control Agreements” means, collectively, the Contracts described under the caption “Item 4. Information on the Company — Organizational Structure” in the Company’s most recent filed annual report on Form 20-F or the most recent amendment thereof, as applicable, which, in the aggregate, (a) provide the Company with effective control over the VIE in respect of which the Company does not, directly or indirectly, own any equity interest, and through which the Company operates substantially all of its business in the PRC and generates substantially all of its income (on a consolidated basis), (b) provide the Company or any Company Subsidiary the right or option to purchase the equity interests of such VIE or (c) provide for the transfer of economic benefits from such VIE to the Company or any Company Subsidiary in which the Company, whether directly or indirectly, hold share capital, and “Control Agreement” means any of them.

(n)                                 “Exercise Price” means, with respect to any Company Stock Option, the exercise per Share underlying such Company Stock Option;

(o)                                 “Founder ADSs” means, collectively, the ADSs held by the Founder Shareholders, and a “Founder ADS” means any of them;

(p)                                 “Founder Restricted Share” means each outstanding restricted Share issued by the Company pursuant to the Company Stock Plan held by the relevant Founder Shareholder thereof that, pursuant to the terms and conditions of the applicable award, automatically converts to one (1) Share that is not otherwise restricted or limited, has the same rights, preferences and privileges as a Share and ranks pari passu and without any preference or priority with all other Shares that are outstanding

(q)                                 “Founder RSU” means each outstanding restricted share unit award issued by the Company pursuant to the Company Stock Plan that entitles the relevant Founder Shareholder that holds such restricted share unit to receive one (1) Share issued by the Company upon the vesting of such award;

(r)                                    “Founder Stock Option” means each outstanding option award issued by the Company pursuant to the Company Stock Plan that entitles the relevant Founder Shareholder that holds such option to purchase one (1) Share upon the vesting and exercise of such award;

(s)                                   “Founder Securities” means, as applicable, the Founder Shares, the Founder Stock Options, Founder RSUs or Founder Restricted Shares, and a “Founder Security” means any of them;

(t)                                    “Founder Shareholders” means the individuals and entities set forth in Schedule 9.3(t) hereto;

(u)                                 “Founder Shares” means, collectively, the Shares held by the Founder Shareholders, and a “Founder Share” means any of them;

(v)                                 “Government Official” means (a) any officers, employees of and other persons working in an official capacity on behalf of any branch of any non-U.S. government or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities or other entities providing services or functions that are typically provided by government or governmental agencies), or of a public international organization; (b) any political party or official thereof; or (c) any candidate for political or political party office;

(w)                               “Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

(x)                                 “Key Employee” means the individuals listed in Section 9.3(y) of the Company Disclosure Schedule;

(y)                                 “knowledge” (i) with respect to the Company, means the actual knowledge of any of the persons listed in Section 9.3(z) of the Company Disclosure Schedule; and (ii) with respect to Parent or Merger Sub, means the actual knowledge of any director, officer or employee of any Buyer Group Party or any Buyer Group Party which is an individual;

(z)                                  “law” or “laws” means any law, statute, code, ordinance, rule, regulation, code, edict, Order, judgment, writ, directive, circular, treaty provision, stipulation, award, injunction, decree or arbitration award, finding or other requirement, of any Governmental Entity and any order or decision of an arbitrator or arbitration panel;

(aa)                          “Lien” means any lien, mortgage, pledge, encumbrance, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of law;

(bb)                          “Material Adverse Effect” means any development, fact, circumstance, condition, event, change, occurrence or effect, individually or in the aggregate, that would have or would reasonably be expected to have a material adverse effect on the assets, business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, other than any development, fact, circumstance, condition, event, change, occurrence or effect resulting from (A) changes in general economic, financial market, business or geopolitical conditions; (B) changes or developments in any of the industries in which the Company or the Company Subsidiaries operate; (C) changes in any applicable laws or applicable accounting regulations or principles, or the interpretation or enforcement thereof, in each case proposed, adopted or enacted after the date of this Agreement; (D) any change in the price or trading volume of the Shares or any failure to meet any financial projections, forecasts or forward-looking statements (provided that the facts or occurrences giving rise to or contributing to such change or failure, as applicable, that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); (E) natural disaster or any outbreak or escalation of hostilities or war or any act of terrorism; (F) any suit, action or proceeding in respect of this Agreement or the Transactions brought or commenced by any shareholder of the Company (on their own behalf or on behalf of the Company) or other third party; (G) the announcement of and performance of this Agreement by the Company, the pendency or consummation of the Transactions, or the identity of Parent or any of its affiliates (which for the purposes of this clause (G) alone shall include the Founder Shareholders starting from the date hereof) as the acquiror of the Company, including the impact or effect thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries with any employees, customers, suppliers or partners; or (H) any action taken, or failure to take action, by the Company or a Company Subsidiary that Parent has consented to or requested in writing; provided that any development, fact, circumstance, condition, event, change, occurrence or effect referred to in the foregoing clauses (A), (B) and (C) may be taken into account in determining whether or not there has been a Material Adverse Effect solely to the extent such development, fact, circumstance, condition, event, change, occurrence or effect has a materially disproportionately adverse effect on the Company and the Company Subsidiaries taken as a whole, as compared to other similarly situated companies in the industries in which the Company and the Company Subsidiaries operate;

(cc)                            “Ministry of Education” means the Ministry of Education of the PRC;

(dd)                          “Ministry of Finance” means the Ministry of Finance of the PRC;

(ee)                            “MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts;

(ff)                              “NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts;

(gg)                            “Non-Founder VIE Shareholders” means Junhong Piao, Yafei Wang, Junbo Song, Changyong Zhu, Chaoming Chai and Qiang Deng;

(hh)                          “Organizational Documents” means an entity’s memorandum and articles of association, certificate or articles of incorporation, bylaws or equivalent organizational documents, as applicable;

(ii)                                  “Parent Requisite Shareholder Vote” means the shareholders of Parent representing two-thirds or more of the voting rights of Parent present and voting in person or by proxy in favor of the ratification of this Agreement and Plan of Merger, the Termination Agreement, the Equity Transfer Agreements and the approval of the consummation of the Transactions in a duly convened extraordinary general meeting of the shareholders of Parent in accordance with applicable law;

(jj)                                “Permitted Liens” means (i) mechanics’, carriers’, workers’, and repairers’ Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition or the property of the Company so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or law; (ii) zoning building and other similar regulations by any Governmental Entity, provided that such regulations have not been materially violated; (iii) any immaterial Lien (other than Liens for indebtedness for borrowed money), individually or with others, which does not interfere with day-to-day operations of the business of the Company and the Company Subsidiaries; and (iv) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities, provided that there is no material violation thereunder that has resulted in such limitations or restrictions; (v) statutory Liens for Taxes, assessments and other governmental levies, fees or charges imposed that are not yet due and payable, or that are being contested in good faith and by appropriate proceedings, in each case for which adequate reserves have been established; (vi) easements, covenants, conditions, restrictions and other similar matters of record affecting title to real property that do not and would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon; (vii) pledges or deposits required by applicable law to secure obligations under workers’ compensation laws or similar legislation; (viii) pledges and deposits to secure the performance of bids, trade contracts, leases (but only as to the security deposits described in the Leases), surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business and (ix) any other Liens that have been incurred or suffered by operation of law that would not, individually or in the aggregate, have a material adverse effect with respect to the Company and the Company Subsidiaries, taken as a whole or on the use or operation of the property subject thereto;

(kk)                          “person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other entity;

(ll)                                  “PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

(mm)                  “PRC Anti-Monopoly Bureau” means the Anti-Monopoly Bureau of MOFCOM;

(nn)                          “PRC Anti-Monopoly Law” means the PRC Anti-Monopoly Law adopted on August 1, 2008;

(oo)                          “PRC Subsidiary” means all of the Company Subsidiaries organized under the laws of the PRC;

(pp)                          “Representatives” means, when used with respect to Parent, Merger Sub, the Company or any other person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent, Merger Sub, the Company or any other person, as applicable, and their respective subsidiaries;

(qq)                          “Required Approvals” means the Overseas Investment Approvals, the filing with SZSE (if applicable) and the approval of CSRC (if applicable) with respect to the consummation of the Transactions by Parent and Merger Sub, and clearance under the PRC Anti-Monopoly Law approving the Transactions (if applicable);

(rr)                                “RMB” means Renminbi, the lawful currency of the PRC;

(ss)                              “SAFE” means the State Administration of Foreign Exchange of the PRC or its competent local counterparts;

(tt)                                “SAFE Circular” means, to the extent applicable, any of SAFE Circular 78, SAFE Circular 7, SAFE Circular 75 or SAFE Circular 37;

(uu)                          “SAFE Circular 7” means Circular 7, issued by SAFE on February 15, 2012, titled “Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company”, or any successor rule or regulation under PRC law;

(vv)                          “SAFE Circular 75” means Circular 75, issued by SAFE on October 21, 2005, titled “Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC residents Through Offshore Special Purpose Vehicles”, effective as of November 1, 2005, and replaced by SAFE Circular 37 on July 4, 2014;

(ww)                      “SAFE Circular 37” means Circular 37 (issued by SAFE on July 4, 2014, titled “Notice of the State Administration of Foreign Exchange on the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents through Special Purpose Vehicles” effective as of July 4, 2014), or any successor rule or regulation of the foregoing under PRC law, as the case may be;

(xx)                          “SAFE Circular 78” means Circular 78, issued by SAFE on March 28, 2007, titled “Notice of the SAFE on Foreign Exchange Administration of the Involvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies,” effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012;

(yy)                          “Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act relating to the approval of this Agreement by the shareholders of the Company (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein).

(zz)                            “Service Provider” means each of the officers, employees, directors and independent contractors of the Company and each of the Company Subsidiaries.

(aaa)                   “subsidiary” or “subsidiaries” of the Company, the Surviving Company, Parent or any other person means any corporation, partnership, joint venture or other legal entity: (i) of which the outstanding voting securities with the voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization are held directly or indirectly by such person or by any one or more of such person’s subsidiaries; (ii) of which at least fifty percent (50%) of the equity interests is controlled by such person by any one or more of such person’s subsidiaries; (iii) of which such party or any subsidiary of such party is a general partner; (iv) that would otherwise be deemed a “subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act or (v) of which such party or any subsidiary of such party controls through the Control Agreements or another contractual arrangement with analogous effect or if it is a “subsidiary” of an entity which itself is a “subsidiary” (through one or more level of “subsidiaries”) of Company, the Surviving Company, Parent or such other person.

(bbb)                   “SZSE” means the Shenzhen Stock Exchange.

(ccc)                      “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any similar kind, in each case customarily considered to be a tax in nature and imposed by any Governmental Entity; and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (i);

(ddd)                   “Tax Return” means any return, report or statement filed or required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated, affiliated or unitary returns for any group of entities that includes the Company or any of its affiliates;

(eee)                      “Transactions” means collectively, the transactions contemplated in this Agreement, the Plan of Merger, the Termination Agreement and the Equity Transfer Agreements; and

(fff)                         the following terms have the meanings set forth in the sections referenced below:

Terms	Location

ADSs	Section 2.1(b)
Acquisition Proposal	Section 6.5(h)(i)
Affiliate Transactions	Section 3.19
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.5(d)
Anti-Bribery Law	Section 3.7(e)
Arbitration Rules	Section 9.12
Change of Recommendation	Section 6.5(d)
Closing	Section 1.2
Closing Date	Section 1.2
Centre	Section 9.12
Companies Law	Section 1.1
Company	Preamble
Company Board	Recitals
Company Disclosure Schedule	Article III
Company Employees	Section 3.10(a)
Company Intellectual Property Rights	Section 3.16(a)
Company Licenses	Section 3.6(b)
Company M&A	Section 3.2(a)
Company Plans	Section 3.10(a)
Company Recommendation	Section 3.4
Company Requisite Shareholder Vote	Section 3.4
Company Securities	Section 3.3(b)
Company Shareholders Meeting	Section 6.2(a)
Company Stock Plan	Section 2.3(a)
Company Subsidiaries	Section 3.1
Company Termination Fee	Section 8.5(b)
Confidentiality Agreement	Section 6.4
Constituent Companies	Section 1.4(a)
Contract	Section 3.5(a)
D&O Insurance	Section 6.6(c)
Deposit Agreement	Section 2.2(i)
Depositary	Section 2.2(i)
Dispute	Section 9.12
Dissenting Shareholders	Section 2.1(b)
Dissenting Shares	Section 2.1(b)
Divestiture	Section 6.7(a)
Effective Time	Section 1.2
e-mail	Section 9.2
Environmental Laws	Section 3.17(b)(i)
Environmental Permits	Section 3.17(b)(ii)
Equity Transfer Agreements	Recitals
Exchange Act	Section 3.3(c)
Exchange Fund	Section 2.2(a)

Excluded Party	Section 6.5(a)
Excluded Shares	Section 2.1(b)
Financial Advisor	Section 3.20
GAAP	Section 3.7(b)
Go-Shop Period	Section 6.5(a)
Go-Shop Period End Date	Section 6.5(a)
Governmental Entity	Section 3.5(b)
Guarantee	Recitals
Guarantor	Recitals
Hazardous Materials	Section 3.17(b)(iii)
Indemnified Parties	Section 6.6(a)
Independent Committee	Recitals
Initial Termination Date	Section 8.2(a)
Insurance Policies	Section 3.12
Lease	Section 3.14(b)
Leased Real Property	Section 3.14(b)
Legal Proceeding	Section 3.9
Licenses	Section 3.6(b)
Material Contract	Section 3.18(a)
Measurement Date	Section 3.3(a)
Merger	Recitals
Merger Sub	Recitals
Naked No-Vote Fee	Section 8.5(d)
Notice	Section 6.5(e)(x)
Open Source Software	Section 3.16(d)
Order	Section 7.1(c)
Overseas Investment Approvals	Section 4.5(b)
Owned Real Property	Section 3.14(a)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Material Adverse Effect	Section 4.1(a)
Parent Termination Fee	Section 8.5(c)
Paying Agent	Section 2.2(a)
Per ADS Merger Consideration	Section 2.1(b)
Per Share Merger Consideration	Section 2.1(b)
Plan of Merger	Section 1.2
Proxy Statement	Section 3.5(b)
Real Property	Section 3.14 (c)
Record ADS Holders	Section 6.2(a)
Release	Section 3.17(b)(iv)
Registrar	Section 1.2
Founder Securities	Recital
SEC	Section 3.7(a)
SEC Reports	Section 3.7(a)
Securities Act	Section 3.7(a)
Share	Section 2.1(b)

Share Certificates	Section 2.2(c)
Solicited Person	Section 6.5(a)
Superior Proposal	Section 6.5(h)(ii)
Support Agreement	Recitals
Surviving Company	Section 1.1
Takeover Statute	Section 3.22
Termination Acquisition Proposal	Section 6.5(a)
Termination Agreement	Recitals
Termination Date	Section 8.2(a)
Uncertificated Shares	Section 2.2(c)
U.S. Balance Sheet and Asset Information	Section 3.7(g)
VIE	Recitals
VIE Shareholders	Section 3.3(d)
Vested Company Option	Section 2.3(b)
Willful Breach	Section 8.5(a)
WFOE	Recitals

Section 9.4                                    Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions are fulfilled to the fullest extent possible.

Section 9.5                                    Entire Agreement; Assignment.  This Agreement (including the Exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule, the Support Agreement, the Guarantee and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof, supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether pursuant to a merger, by operation of Law or otherwise), without the prior written consent of the other parties, except that Merger Sub may assign all (but not less than all) of its rights and obligations under this Agreement to any wholly-owned Subsidiary of Parent; provided that no such assignment shall relieve the assigning party of its obligations under this Agreement if such assignee does not perform such obligations. Any purported assignment in violation of this Agreement shall be void ab initio.

Section 9.6                                    Parties in Interest.  Except (i) as provided in Section 6.6; and (ii) only with respect to shareholders and only after the Effective Time, for the provisions set forth in Article II, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

The parties hereto further agree that the rights of third-party beneficiaries under Section 6.6 shall not arise unless and until the Effective Time occurs.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.8 without notice or liability to any other person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7                                    Amendment.  This Agreement may be amended by the parties hereto at any time prior to the Effective Time (in the case of the Company, only at the direction of the Independent Committee), whether before or after the approval and authorization of this Agreement and of the Plan of Merger by the shareholders of the Company; provided, that, after such approval and authorization, no amendment may be made that by law requires the further approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.8                                    Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York, provided, that the following matters arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands:  the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Company, the cancellation of the Shares, any other rights provided in Section 238 of the Companies Law, the fiduciary or other duties of the Company Board and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

Section 9.9                                    Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.10                             Counterparts.  This Agreement may be executed and delivered (including by facsimile, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 9.11                             Specific Performance.

(a)                                 The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the provisions of this Agreement are not performed in accordance with their specified terms (including the failure to take such actions as are required hereunder of the parties hereto in order to consummate this Agreement) or are otherwise breached by the parties hereto.  It is accordingly acknowledged and agreed that the parties hereto shall be entitled to an injunction or any other appropriate form of specific performance or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11.

(b)                                 Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) either party has an adequate remedy at law; or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order or injunction sought in accordance with the terms of this Section 9.11.  The remedies available to the Company pursuant to this Section 9.11 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 8.5.  The Company shall act at the direction of the Independent Committee with respect to any exercise of its rights to seek specific performance or other relief under this Section 9.11 against any Buyer Group Party. The remedies available to each of Parent and Merger Sub pursuant to this Section 9.11 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 8.5.

Section 9.12                             Dispute Resolution.

(a)                                 Subject to Section 9.11 and the last two sentences of this Section 9.12, any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “Centre”) in accordance with the Centre’s Administered Arbitration Rules in force when the notice of arbitration is submitted (the “Arbitration Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators. Each of Parent and the Company shall be entitled to nominate one (1) arbitrator. The third arbitrator, who shall act as the chairman of the tribunal, shall be chosen by the two arbitrators nominated by the parties, respectively. Arbitration proceedings (including any arbitral award rendered) shall be in English. The law of this arbitration provision shall be Hong Kong law.

(b)                                 Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s) shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of enforcing this agreement to arbitrate, the parties irrevocably and unconditionally submit to the jurisdiction of the courts of Hong Kong and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. For the purpose of enforcement of an award, the parties hereto irrevocably and unconditionally waive any defense of inconvenient forum in any court of competent jurisdiction.

Section 9.13                             Interpretation.  When reference is made to an Article, Section, Exhibit, Appendix or Schedule, such reference is to an Article or Section of, or Exhibit, Appendix or Schedule to, this Agreement unless otherwise indicated.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” shall not be exclusive.  All references to “dollars,” “$,” “U.S. dollars” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement, unless otherwise stated.  Any payment obligations hereunder that are denominated in US$ but payable in RMB shall be determined in accordance with the middle exchange rates posted by the People’s Bank of China on its website (http://www.pbc.gov.cn/publish/zhengcehuobisi/637/index/index.html) on the date immediately prior to the date of any relevant payment.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any person include the successors and permitted assigns of that person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  Each of the parties hereto has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:

XIAMEN INSIGHT INVESTMENT CO., LTD.

	By:	/s/ Hao Zhang
	Name:	Hao Zhang
	Title:	Chairman

COMPANY:

XUEDA EDUCATION GROUP

By:	/s/ Cheung Kin Au-Yeung
Name:	Cheung Kin Au-Yeung
Title:	Director

EXHIBIT A
PLAN OF MERGER

EXHIBIT B
MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

SCHEDULE 9.3(T)
FOUNDER SHAREHOLDERS

SHAREHOLDER	ASSOCIATED ENTITY

Rubin Li	Goodor Corporation[1] Leiou Limited[2] The Leiou Trust[3]

Xin Jin	Golden Section Holding Corporation[4] Golden Seed Venture Limited[5] The Morning Rain Trust[6]

Jinbo Yao	Nihao China Corporation[7] Xinyi Limited[8] The Xinyi Trust Trustee[9]

1 Goodor Corporation is 100% beneficially owned by Leiou Limited.

2 Leiou Limited is wholly owned by Credit Suisse Trust Limited as Trustee of The Leiou Trust.

3 The Leiou Trust is the family trust of Rubin Li of which Rubin Li is a beneficiary.

4 Golden Section Holding Corporation is 100% beneficially owned by Golden Seed Venture Limited.

5 Golden Seed Venture Limited is wholly owned by Credit Suisse Trust Limited as Trustee of The Morning Rain Trust.

6 The Morning Rain Trust is the family trust of Xin Jin of which Xin Jin is a beneficiary.

7 Nihao China Corporation is 100% beneficially owned by Xinyi Limited.

8 Xinyi Limited is wholly owned by Credit Suisse Trust Limited as Trustee of The Xinyi Trust

9 The Xinyi Trust is the family trust of Jinbo Yao of which Jinbo Yao is a beneficiary.

COMPANY DISCLOSURE SCHEDULE

PARENT DISCLOSURE SCHEDULE

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

XIAMEN INSIGHT INVESTMENT CO., LTD.

AND

XUEDA EDUCATION GROUP

DATED AS OF

JULY 26, 2015

Section 6.11 Shareholder Litigation	51

EXHIBIT B MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY	83

SCHEDULE 9.3(T) FOUNDER SHAREHOLDERS	84

COMPANY DISCLOSURE SCHEDULE	85

PARENT DISCLOSURE SCHEDULE	86